UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2016

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of Issue N/A	Amounts as to which registration is effective N/A	Names of exchanges on which registered N/A
Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:
PHYLLIS YAFFE Canadian Consulate General 1251 Avenue of the Americas New York, NY 10020
Copies to:
JASON LEHNER Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L 1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1

*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 32 of Exhibit 99.1 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 34 of Exhibit 99.1 hereto.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 43-46 of Exhibit 99.1 hereto.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2016, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

May 15, 2020	9.75	DU	USD 200,000,000	$ 61,335,000	May 1990
May 1, 2022	8.75	EI	USD 200,000,000	15,067,000	May 1992

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3) Total amount otherwise outstanding.

ii

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Month Issued

May 15, 2020	9.75	DU	USD 138,665,000	May 1990
May 1, 2022	8.75	EI	USD 184,933,000	May 1992
February 21, 2017	5.20	GR	USD 500,000,000	February 2007
June 15, 2018	2.75	HD	USD 750,000,000	June 2011

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund. The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made. Purchases of bonds into the fund are generally discretionary. Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds. The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to page 43-46 of Exhibit 99.1 hereto.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 19 to 29 of Exhibit 99.1 hereto

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously updated.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

iii

This annual report comprises:

(a) Pages numbered ii to vi consecutively.

(b) The following exhibits:

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2016-2017 Budget Excerpt (incorporated by reference to Amendment No. 2 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated February 8, 2016.)

99.3

Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2016 Volume 1 Financial Statements (incorporated by reference to Amendment No. 3 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated October 25, 2016.)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

iv

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 21st day of December 2016.

Province of New Brunswick
By: /s/ Leonard Lee-White Name: Leonard Lee-White Title: Assistant Deputy Minister Treasury Division Department of Finance

v

EXHIBIT INDEX

Exhibit Number	Description

99.1 99.2 99.3

Current Description of the Province of New Brunswick

Province of New Brunswick 2016-2017  Budget Excerpt (incorporated by reference to Amendment  No. 2 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated February 8, 2016.)

 Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2016 Volume 1 Financial Statements (incorporated by reference to Amendment No. 3 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated October 25, 2016.)

vi

Exhibit “99.1” Current Province of New Brunswick Description

December 21, 2016

1

Exhibit “99.1” Current Province of New Brunswick Description

All dollar amounts herein are in Canadian dollars unless otherwise specified. On December 21st, 2016 the noon spot exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $1.3401.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded. Certain information presented in tabular form may not add to the total presented due to such rounding.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

2

Exhibit “99.1” Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

QUÉBEC
Matapédia
Dalhousie
Campbellton
RESTIGOUCHE
Miscou Island
Île Lamèque
Caraquet
Shippagan
Bathurst
GLOUCESTER
Tracadie
Saint-Quentin
MADAWASKA
Edmundston
Gulf of St. Lawrence
Golfe du St-Laurent
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Van Buren
Grand Falls
Grand-Sault
Chatham
Miramichi
PRINCE EDWARD ISLAND
ÎLE-DU-PRINCE-ÉDOUARD
Plaster Rock
Perth-Andover
Rivière Miramichi River
Richibucto
Presque Isle
KENT
Détroit de Northumberland Strait
CARLETON
Doaktown
Bouctouche
MAINE
(U.S.A.)
(É.-U.)
YORK
SUNBURY
QUEENS
Shediac
Houlton
Woodstock
Minto
Chipman
Moncton
WESTMORLAND
Nackawic
Fredericton
Sackville
Fleuve Saint John River
Oromocto
Amherst
ALBERT
NOVA SCOTIA
NOUVELLE-ÉCOSSE
McAdam
Sussex
Alma
KINGS
ST. JOHN
CHARLOTTE
St. Martins
Saint John
St. Stephen
St. George
Calais
St. Andrews
Deer Island
Bay of Fundy
Baie de Fundy
Campobello Island
Grand Manan Island
NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA SCOTIA
NOUVELLE-ÉCOSSE
Toronto
U.S.A.
É.-U.
Boston
New York

3

Exhibit “99.1” Current Province of New Brunswick Description

SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK

The following summary information is qualified in its entirety by the information contained herein:

	Year Ended December 31,
						CAGR[1] %
	2011	2012	2013	2014	2015	2011-2015
	(In millions of dollars unless otherwise indicated)
Economy
Gross domestic product (current dollars)	31,500	31,723	31,809	32,112	33,052	1.2%
Primary household income	20,798	21,375	21,812	22,439	23,114	2.7%
Retail trade	11,103.3	11,027.6	11,107.4	11,528.0	11,808.1	1.6%
Manufacturing sales	19,887.0	19,526.6	20,094.8	18,762.1	16,897.0	-4.0%
Foreign commodity exports	14,789.7	14,902.6	14,459.7	13,015.2	12,210.0	-4.7%
Population (July 1; thousands)	755.5	756.8	755.8	754.9	754.3	0.0%
Employment (thousands)	355.5	353.1	354.5	353.9	351.8	-0.3%
Unemployment rate	9.5%	10.2%	10.3%	9.9%	9.8%	--
Consumer price index (% change)	3.5%	1.7%	0.8%	1.5%	0.5%	--
Gross domestic product (real; % change)	0.2%	-1.0%	-0.3%	-0.1%	2.3%	--

Source Statistics Canada: numbers are subject to adjustment
[1]Compound annual growth rate

	Year Ending March 31,
	2013	2014	2015	2016	Budget Estimates 2017
	(In millions of dollars)
Government Finance
Ordinary Account (Surplus) Deficit	583.7	512.8	222.2	56.6	(69.8)
Net Capital Expenditure	689.2	405.3	556.9	546.2	623.4
(Surplus) Deficit on Special Purpose Account	(2.7)	7.5	1.8	3.1	11.2
(Surplus) Deficit on Special Operating Agency	(5.1)	(34.8)	(16.3)	(1.8)	(6.0)
Earnings from Sinking Fund	(220.7)	(204.5)	(195.9)	(194.1)	(190.2)
Accounting adjustments on consolidation	(74.2)	(133.0)	134.3	131.4	-
Contingency Reserve Increase (Decrease) in Net Debt	- 970.3	- 553.3	- 703.0	- 541.4	100.0 468.5
Adjustments related to non-financial assets	(437.1)	47.2	(341.6)	(280.9)	(121.5)
Annual (Surplus) Deficit	533.2	600.5	361.4	260.5	347.0

4

Exhibit “99.1” Current Province of New Brunswick Description

	Year Ended March 31,

	2012	2013	2014	2015	2016
	(In millions of dollars unless indicated)

Provincial Purpose Funded Debt [1]
Gross Provincial Purpose Funded Debt	12,852.4	13,438.3	14,093.6	14,813.4	15,740.5
Less Sinking Funds	4,237.0	3,955.8	3,883.9	4,049.6	4,201.3
Net Provincial Purpose Funded Debt	8,615.4	9,482.5	10,209.7	10,763.8	11,539.2

As a Percent of GDP	27.2%	29.8%	31.8%	32.7%	34.3%

	Year Ended March 31,

	2012	2013	2014	2015	2016
	(In millions of dollars)

Funded Debt Used for Advances to NB Power[2]
Gross Advances	4,654.6	4,685.4	4,566.3	4,607.1	4,514.3
Less Sinking Funds	378.2	376.4	404.0	471.3	463.7
Net Advances	4,276.4	4,309.0	4,162.3	4,135.8	4,050.6

	Year Ended March 31,

	2012	2013	2014	2015	2016
	(In millions of dollars)

Contingent Liabilities	49.1	46.8	54.3	42.1	42.4

[1] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

[2] Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

5

Exhibit “99.1” Current Province of New Brunswick Description

GENERAL INFORMATION

Introduction

New Brunswick (“New Brunswick” or the “Province”) is located on the eastern seaboard of Canada and is one of the four Atlantic provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  The City of Saint John, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2016 was estimated at 756,780.  The three largest urban areas of New Brunswick and their respective populations based on 2011 census figures are Moncton (138,644), Saint John (127,761) and Fredericton (94,268), the capital of the Province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982. Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada. Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council. The Executive Council is responsible to the Legislative Assembly. The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada. The current Lieutenant-Governor is the Honourable Jocelyne Roy-Vienneau. Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly. There are presently 16 members of the Executive Council, including the Premier, the Honourable Brian Gallant.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation. The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor. The Electoral Boundaries and Representation Commission acting under the Electoral Boundaries and Representation Act filed its report in June of 2014 which saw the number of seats in the Legislative Assembly reduced from 55 to 49. The last provincial general election was held on September 22, 2014, in which the Liberal Party defeated the Progressive Conservative Party. Of the 49 seats in the Legislative Assembly, 26 are currently held by the Liberal Party, 22 are held by the Progressive Conservative Party and 1 is held by the Green Party. Subject to the Legislative Assembly Act, the next provincial general election will be held on September 24, 2018 and thereafter on the fourth Monday in September in the fourth calendar year following the most recently held provincial general election.

6

Exhibit “99.1” Current Province of New Brunswick Description

International Trade Agreements

The Canada-U.S. Free Trade Agreement (“FTA”) and the successor North American Free Trade Agreement (“NAFTA”) have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market. Even as the United States implements more regional/bilateral free trade agreements, which have tended to erode this exclusive relationship, the United States remains Canada and New Brunswick’s number one export market.

On February 12, 2010, Canada and the United States signed the Canada-U.S. Agreement on Procurement (“CUSPA”) which includes for the first time provincial and territorial procurement commitments under the World Trade Organization’s (“WTO”) Government Procurement Agreement (“GPA”). Negotiations to modernize the WTO’s GPA and to expand market access opportunities for the parties to this agreement, including the provinces and territories of Canada, were successfully concluded in December 2011. The revised GPA entered into force on April 6, 2014, some two years after the protocol amending the GPA was originally adopted. The parties to the revised GPA anticipate seeing gains in market access of an estimated US$80 billion to US$100 billion annually for their businesses. Canadian suppliers are guaranteed, non-discriminatory access to opportunities in the government procurement markets of Liechtenstein, Norway, Canada, Chinese Taipei, the United States, Hong Kong (China), the European Union, Iceland, Singapore, Israel and Japan.

The WTO remains the cornerstone of Canadian trade policy and New Brunswick maintains its support for Canada’s position on the negotiating framework for the Doha Development Round and for the WTO as an institution. The Province participates actively on federal/provincial committees concerned with implementation, dispute settlement and negotiation aspects of international trade and investment agreements.

However as negotiations in the multilateral WTO have lagged in recent years, the Government of Canada has become more aggressive with its regional free trade agenda. In less than six years, Canada has concluded free trade agreements with ten countries: Colombia, Honduras, Jordan, Panama, Peru, the European Free Trade Association (member states of Iceland, Liechtenstein, Norway and Switzerland), South Korea and most recently with the Ukraine (July11, 2016). Bilateral free trade negotiations are ongoing with India, Japan, the Caribbean Community, the Dominican Republic and several Central America countries, Morocco and Singapore.

Negotiation of the Trans-Pacific Partnership (“TPP”) agreement was concluded on October 5, 2015. The TPP is a trade agreement involving 12 countries: Australia, Brunei, Chile, Malaysia, New Zealand, Peru, Singapore, the United States, Vietnam, Canada, Mexico and Japan. On February 4, 2016, TPP Ministers signed the Agreement in Auckland, New Zealand. The Government of Canada committed to being transparent and continues to consult with Canadians concerning the ratification of the TPP. The Asia-Pacific region accounts for 56% of global GDP and includes some of the world’s fastest growing markets.

Canada and the European Union (“EU”) undertook an economic study in 2008 which predicted that liberalizing trade in goods and services could potentially bring a 20% boost to bilateral trade and Gross Domestic Product (“GDP”) gains of up to $12 billion (or €8.2 billion) for Canada by 2014. On May 6, 2009, the Prime Minister, the European Union President and the European Commission President announced the formal launch of negotiations on the Comprehensive Economic and Trade Agreement (“CETA”). Canadian and EU leaders signed a declaration marking the official end of negotiations on September 26th, 2014. Following translation and legal reviews the CETA is expected to enter into force on a provisional basis early in 2017.

On September 12th, 2006, Canada and the United States signed the Softwood Lumber Agreement (“SLA”) which excluded Atlantic Canada from the “export measures”, not the terms of the SLA overall. Since the SLA came into force on October 12, 2006, all softwood lumber of Atlantic origin has entered the United States duty free, export tax free and with no quota restrictions. The SLA ended October 12, 2015 with no further agreement in place. Following the demise the one year stand still period, October 13, 2016, American industry will be in a position where it may again file petitions for trade remedy against Canada and Canadian lumber producers.

7

Exhibit “99.1” Current Province of New Brunswick Description

THE ECONOMY

Economic Update - 2016 Year-to-Date (as of November 30, 2016)

New Brunswick’s economic performance throughout the first three quarters of 2016 has fallen in line with what was projected at budget. For the first 10 months, employment was down by 0.2% (-870 jobs) compared to the first 10 months of 2015, with a slight divergence between part-time (+0.8%) and full-time (-0.4%) employment. Despite weak employment conditions, average weekly earnings are up by 2.5% on a year-to-date basis – above the national growth rate (+0.4%). Consumer spending has been robust, with retail sales up 4.1% year-to-date from last year. Merchandise exports and manufacturing sales have been weak – mainly as a result of low energy prices and the suspension of Potash Corp’s mining operation in Picadilly. Housing starts in urban centres are down by 5.5% to-date compared to last year’s level, with a slow-down in both single-unit and multi-unit construction. Consumer inflation averaged 2.1% during the first 10 months of the year – above the national growth rate of 1.4%.

Developments in 2015 - Summary

The Canadian economy expanded in 2015, as real GDP grew by 0.9% - down from 2.6% in 2014. Business gross fixed capital formation declined (-6.2%) for the first time since 2009. Exports to other countries increased by 3.4%. Household final consumption expenditure rose 1.9%, while government final consumption expenditure increased by 1.5%. Nominal GDP increased by 0.2%. Real GDP growth was led by British Columbia (+3.3%), Ontario (+2.5%), and New Brunswick (+2.3%), while contractions were observed in Alberta (-3.6%), Newfoundland and Labrador (-2.0%) and Saskatchewan (-1.3%).

Statistics Canada estimates that real GDP for New Brunswick increased (+2.3%) in 2015, marking its largest gain in the last decade. Business gross fixed capital formation increased (+2.1%) for the first time since 2008, driven by non-residential structures (+8.6%) and machinery and equipment (+2.2%). Exports of goods and services increased 7.8%. Household final consumption expenditure growth remained steady (+1.8%), while government final consumption expenditure also showed modest gains (+1.7%). Nominal GDP increased by 2.9%.

On an industry-basis, goods-producing industries grew by 4.1%, while service industries grew by 1.4%. Overall, growth was led by engineering construction (+22.6%), crop and animal production (+12.2%), wood product manufacturing (+11.0%), petroleum refineries (+9.7%) and pulp, paper and paperboard mills (+5.9%). Conversely, declines were observed for non-residential building construction (-16.2%), food, beverage and tobacco wholesaler-distributors (-9.5%) and utilities (-4.6%).

Employment declined by 0.6% (2,100 jobs) in 2015; the increase in full-time jobs (+300) was not sufficient to offset the decline in part-time jobs (-2,400).

Manufacturing sales declined (-9.9%) in 2015, following the prevailing momentum from the previous year. Declines were concentrated in non-durable goods industries (-12.8%), while durable goods industries grew by 5.5%. Wood product manufacturing was a bright spot, with sales having risen by 5.1% from the previous year; this marks the fourth consecutive year of growth.

Consumer spending remained solid in 2015, with retail sales growing 2.4% from the previous year. Wholesale trade was also up in 2015 – growing by 1.4%. Motor vehicle sales increased 10.3% from the previous year, marking the third consecutive year of growth.

Export sales declined by 6.2% in 2015, mainly due to lower prices in refined oil products. Areas of strength were farm, fishing and intermediate food products (+39.8%), industrial machinery, equipment and parts (+25.9%) and forestry products and building and packaging materials (+3.3), while weakness was observed in basic and industrial chemical, plastic and rubber products (-25.7%), metal and non-metallic mineral products (-19.8%) and energy products (-5.9%).

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick increased by 8.7%, to $3.3 billion, in 2015. Residential investment decreased by 2.3% in 2015, while non-residential building construction investment decreased by 16.3%.

Housing starts were down by 12.3% for the year, marking the fifth consecutive year-over-year decline. Declines were observed in both single-unit (-6.1%) and multi-unit (-19.2%) construction.

8

Exhibit “99.1” Current Province of New Brunswick Description

Inflation was low in 2015, with CPI growing by 0.5%; lower than the national growth rate of 1.1%. Growth was led primarily by food (+4.8%) and household operations, furnishings and equipment (+1.8%) and recreation, education and reading (+1.7%), while transportation (-4.0%) recorded a price decline.

Economic Activity

In 2015, the nominal value of New Brunswick’s GDP was estimated at $33,052 million, or $43,818 per capita. Over the 2011 – 2015 period, GDP at market prices grew at a compound annual growth rate of 1.2%, below the national growth rate of 2.9%.

From 2011 – 2015, real GDP from goods producing industries declined by 4.1%, with mining and oil and gas extraction (-44.6%) accounting for much of this decline. The real GDP of service producing industries has grown modestly (1.9%) over this period.

During the 2011 – 2015 period, service-producing industries accounted for an increasing share of total real GDP, increasing from 74.5% to 75.7%. Goods-producing industries GDP increased for the first time since 2011, as agriculture, forestry, fishing and hunting (+10.2%) and mining and oil and gas extraction (+22.0%) posted large gains in 2015 from the previous year.

The gross value of manufacturing sales decreased at a compound annual growth rate of -4.0% (in current prices) over the 2011 – 2015 period, while foreign exports of commodities decreased at a compound annual growth rate of -4.7% (in current prices).

Primary household income has increased from $20,798 million in 2011 to $23,114 million in 2015 (in current prices), resulting in a compound annual growth rate of 2.7%. On a per capita basis, household income increased from $27,529 to $30,643 (in current prices) over the same period, growing at a compound annual growth rate of 2.7%. Retail trade for New Brunswick increased at a compound annual growth rate of 1.6% (in current prices over the same period.

9

Exhibit “99.1” Current Province of New Brunswick Description

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole.

Selected Economic Indicators

	Year Ended December 31,
						CAGR[1] %
	2011	2012	2013	2014	2015	2011-2015
	(In millions of dollars unless otherwise indicated)
Gross domestic product; income-based (current dollars)
New Brunswick	31,500	31,723	31,809	32,112	33,052	1.2%
Canada	1,769,921	1,822,808	1,897,531	1,983,117	1,986,193	2.9%
Gross domestic product (real)
New Brunswick	28,702	28,417	28,332	28,304	28,941	0.2%
Canada	1,639,900	1,668,524	1,709,821	1,753,683	1,770,196	1.9%
Primary household income
New Brunswick	20,798	21,375	21,812	22,439	23,114	2.7%
Canada	1,142,265	1,194,764	1,241,289	1,288,609	1,337,730	4.0%
Primary household income per capita (dollars)
New Brunswick	27,529	28,244	28,859	29,724	30,643	2.7%
Canada	33,261	34,381	35,309	36,253	37,316	2.9%
Gross domestic product per capita; income-based (dollars)
New Brunswick	41,694	41,917	42,087	42,538	43,818	1.2%
Canada	51,537	52,454	53,975	55,792	55,405	1.8%
Retail trade	11,103	11,028	11,107	11,528	11,808	1.6%
Manufacturing sales	19,887	19,527	20,095	18,762	16,897	-4.0%
Foreign commodity exports	14,790	14,903	14,460	13,015	12,210	-4.7%
Consumer price index (% change)
New Brunswick	3.5%	1.7%	0.8%	1.5%	0.5%	-
Canada	2.9%	1.5%	0.9%	2.0%	1.1%	-
Unemployment rate
New Brunswick	9.5%	10.2%	10.3%	9.9%	9.8%	-
Canada	7.5%	7.3%	7.1%	6.9%	6.9%	-
[1]Compound annual growth rate
Source: Statistics Canada

Structure of the Economy

Contributions from natural resources (especially forestry related industries) to the New Brunswick economy have stabilized in the last few years following a steady decline over the 2005 to 2009 period. In 2015, service-producing industries accounted for 75.7% of total real GDP, while goods-producing industries accounted for 24.3%. The contribution from goods-producing industries has been declining since 2011 and this coincides with the closure of the province’s largest base metal mine.

10

Exhibit “99.1” Current Province of New Brunswick Description

The following table shows real GDP by industry in New Brunswick for the years 2011 to 2015, valued in chained 2007 dollars.

Real Gross Domestic Product at basic prices, by Industry

	For Year Ended December 31,
						CAGR[1] %
	2011	2012	2013	2014	2015	2011-2015
	(In millions of chained 2007 dollars)
Goods-producing industries
Agriculture, forestry, fishing and hunting	699.5	733.4	747.9	781.5	861.4	5.3%
Mining and oil and gas extraction	631.5	577.8	348.6	286.9	350.0	-13.7%
Utilities	822.5	775.3	949.0	1,013.7	967.1	4.1%
Construction	1,662.8	1,525.3	1,356.7	1,385.3	1,417.4	-3.9%
Manufacturing	2,869.8	2,794.1	2,908.1	2,752.2	2,885.6	0.1%
Total goods-producing Industries	6,697.6	6,408.2	6,280.7	6,167.8	6,420.0	-1.1%
Service-producing Industries
Wholesale trade	1,221.5	1,120.4	1,167.3	1,142.7	1,190.1	-0.6%
Retail trade	1,824.0	1,784.6	1,866.5	1,935.7	2,000.2	2.3%
Transportation and warehousing	1,258.0	1,247.5	1,282.4	1,285.1	1,283.7	0.5%
Information and cultural industries	798.4	804.6	784.0	766.4	752.2	-1.5%
Finance and insurance	1,322.0	1,352.7	1,355.3	1,332.2	1,374.4	1.0%
Real estate and renting and leasing	3,127.2	3,233.1	3,279.6	3,339.9	3,422.8	2.3%
Professional, scientific and technical services	856.0	867.1	835.5	830.2	840.2	-0.5%
Management of companies and enterprises	150.6	147.5	152.2	148.7	162.4	1.9%
Administrative and support, waste management and remediation services	973.0	972.8	936.1	937.0	940.0	-0.9%
Educational services	1,558.1	1,564.8	1,563.1	1,557.5	1,558.1	0.0%
Health care and social assistance	2,362.6	2,332.1	2,314.3	2,316.1	2,319.8	-0.5%
Arts, entertainment and recreation	141.6	143.3	142.1	140.7	146.9	0.9%
Accommodation and food services	550.8	544.3	529.8	539.9	551.9	0.0%
Other services (except public administration)	509.8	517.5	530.7	538.3	542.8	1.6%
Public administration	2,945.4	2,932.2	2,890.9	2,909.7	2,932.5	-0.1%
Total service-producing Industries	19,616.0	19,601.6	19,639.7	19,726.4	20,006.4	0.5%
Total gross domestic product	26,326.8	26,007.4	25,912.2	25,880.8	26,418.8	0.1%
Source: Statistics Canada
Totals may not add up due to the adoption of the chain Fisher deflation methodology
[1] Compound Annual Growth Rate

11

Exhibit “99.1” Current Province of New Brunswick Description

Labour Force

Employment in New Brunswick declined (-0.6%) from 2014 to 2015, to 351,800. Nationally, employment increased by 0.8%. Full-time employment, accounting for 84.7% of all jobs in the province, increased by 0.1% (+300) while part-time employment declined by 4.3% (-2,400). Employment in the service sector, which accounts for nearly 80% of total employment, increased by 1,400 in 2015, with transportation and warehousing (+2,900), educational services (+1,800) and public administration (+1,200) providing much of the impetus for growth. The goods-producing sector reported job losses of 3,500 in 2015, with only manufacturing (+1,800) posting positive growth.

While jobs were lost in 2015, a deeper decline in the labour force resulted in New Brunswick’s unemployment rate dropping from 9.9% to 9.8%. Total unemployment declined by 1.8%. The unemployment rate for men increased from 11.9% to 12.2%, while that for women decreased from 7.8% to 7.3%. The national unemployment rate remained at 6.9%.

Labour Force

	For Year Ended December 31,
	2011	2012	2013	2014	2015
	(In thousands unless otherwise indicated)
Population 15 years and over	620.7	622.4	622.4	621.7	622.0
Labour force	392.9	393.3	395.2	393.0	390.2
Labour force employed	355.5	353.1	354.5	353.9	351.8
Labour force unemployed	37.4	40.1	40.6	39.1	38.4
Unemployment rate (%)
New Brunswick	9.5	10.2	10.3	9.9	9.8
Canada	7.5	7.3	7.1	6.9	6.9
Participation rate (%)
New Brunswick	63.3	63.2	63.5	63.2	62.7
Canada	66.7	66.5	66.5	66.0	65.8

Source: Statistics Canada
New Brunswick unless otherwise stated

Employment by Industry

	2011	2012	2013	2014	2015
	(In thousands unless otherwise indicated)
Goods-producing sector	80.8	75.7	77.8	76.2	72.7
Agriculture	5.0	4.5	4.6	4.1	4.1
Forestry, fishing, mining, quarrying, oil and gas	10.1	12.0	12.5	12.0	10.7
Utilities	3.7	3.3	3.6	3.9	3.5
Construction	30.6	27.4	28.8	28.2	24.6
Manufacturing	31.4	28.6	28.2	28.0	29.8
Services-producing sector	274.7	277.4	276.8	277.7	279.1
Wholesale and retail trade	55.5	56.4	57.4	57.2	55.5
Transportation and warehousing	18.4	18.2	17.9	16.3	19.2
Finance, insurance, real estate and leasing	15.9	16.0	15.4	14.9	14.6
Professional, scientific and technical services	15.6	15.2	15.0	17.4	16.6
Business, building and other support services	18.0	17.9	17.5	19.6	18.8
Educational services	23.4	25.1	25.3	25.6	27.4
Health care and social assistance	52.4	53.8	54.3	52.1	51.9
Information, culture and recreation	11.7	11.9	11.9	11.0	11.7
Accommodation and food services	22.3	22.9	23.8	24.1	24.3
Other services (except public administration)	17.2	17.2	16.2	16.9	15.4
Public administration	24.5	22.9	22.1	22.5	23.7

Total	355.5	353.1	354.5	353.9	351.8
Source: Statistics Canada

12

Exhibit “99.1” Current Province of New Brunswick Description

Primary Industries

Mining

New Brunswick is a major Canadian producer of potash and peat. Other locally produced minerals include salt and stone. In 2015, the overall value of mineral production was estimated at $400.2 million, a 5.1% increase from 2014 and a 70.0% decrease compared to 2011. Much of the loss is due to a loss of the Province’s metallic mineral production base, mainly as a result the closure of Xstrata’s Brunswick mine in northern New Brunswick in 2014. The mine was the Province’s largest lead-zinc-copper producer.

Trevali Mining Corporation’s Caribou Mine began ramping-up production during the first half of 2015. The mine will produce zinc, lead, silver, copper and gold, over a lifetime of approximately six years. Operations are expected to maintain employment of between 250-300 employees.

Production resumed at Potash Corp. of Saskatchewan’s Picadilly potash mine (adjacent to its existing operation near Sussex) during 2015. The mine has a two million tonne capacity (2.5 times Penobsquis productive capacity). As of January, 2016, Potash Corp has suspended operations at the mine indefinitely, but committed to annual maintenance payments should they decide to re-open the potash mine.

Should the necessary regulatory approvals be received, construction of Northcliff Resources’ Sisson tungsten and molybdenum mine will contribute to employment growth over the medium term. The mine, which is expected to be the largest producer of tungsten outside of China, will operate over a 27-year lifetime and will directly employ several hundred over the life of its operation.

Mineral Production

	Year Ended December 31,

	2011	2012	2013	2014	2015p
	(In millions of dollars)
Metallic minerals	840.8	673.7	213.9	0.0	0.0
Non-metallic minerals	494.2	482.2	383.6	439.1	400.2
Total	1,334.9	1,155.8	597.6	439.1	400.2

Source: Natural Resources Canada

Forestry

Nearly 85% of the land area of New Brunswick is forested and roughly one-half of the forested land is owned by the Province as Crown land. Nearly all Crown land is subject to timber licenses or harvest agreements. Harvest activities on Crown land generated $76.2 million in Crown royalties for the fiscal year ended March 31, 2016. The Province received $72.0 million of these royalties from licensee and sub-licensee harvest activities and $3.7 million was forwarded to New Brunswick First Nation Communities in accordance and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2010 through 2014.

13

Exhibit “99.1” Current Province of New Brunswick Description

Forest Production

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands of cubic metres)
Logs and bolts	4,394	4,395	4,417	4,810	5,309
Pulpwood	4,790	4,800	4,699	4,722	4,451
Other (industrial roundwood)	1	2	n/d	2	n/d
Fuelwood	34	35	321	367	409
Total	9,219	9,231	9,437	9,902	10,168

Source: National Forestry Database
Note: Due to incomplete details, totals may not always agree.

Agriculture

Total farm cash receipts in the Province were $570.9 million in 2015, up 0.6% from the previous year. Crop receipts were up 1.6%, while livestock receipts were up 2.9%.

On May 10, 2011, the 2011 Census of Agriculture counted 2,611 farms in New Brunswick, down from 2,776 farms (or a 5.9% decrease) in 2006. There were 3,470 farm operators in 2011, a 6.2% decline from 2006, and their average age increased from 52.8 years to 55.5 years over the five year period. Total farm area in New Brunswick decreased 4.0% between 2006 and 2011, to 937,829 acres in 2011. However, the average area per farm increased, to 359 acres in 2011 from 352 acres in 2006.

New Brunswick’s total fruit area rose 23.5% from 2006, to 29,851 acres in 2011. The increase was driven by the expansion of both blueberry and cranberry areas. The province ranked second in Canada for total number of maple taps with 1.9 million taps in 2011, an increase of 11.4% from 2006. Hay farms accounted for 15.5% of all farms in New Brunswick in 2011, followed by fruit and tree-nut operations (14.5%), beef farms (13.7%) and dairy farms (8.7%).

Fishing

New Brunswick is the second largest exporter of fish and seafood products in the country (after Nova Scotia), with $1.4 billion in export sales in 2015. In 2014, the fishing fleet of around 2,400 vessels harvested 87,970 tonnes of fish and seafood for a value of $298 million. Lobster and snow crab account for about 85 percent of the value of commercial landings in New Brunswick. The total value of shellfish landings (largely lobster and crab) is up 42%. New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.

Aquaculture

New Brunswick aquaculture production ranked second in the country in 2015, with only British Columbia producing more, on a dollar basis. Salmon farming accounts for the majority of activity, representing approximately 95% of the sector’s value. In 2015, total primary aquaculture sales were estimated at $163 million, reflecting a 22% increase from 2014.

Secondary Industries

Manufacturing

New Brunswick manufacturers reported sales of $16,897 million in 2015, representing a 9.9% decline compared to sales of $18,762 million in 2014. Growth remains well below the elevated pace observed from 2009-2011, which saw sales climb by 38.7%.

Sales of non-durable goods, which represent nearly 85% of the total, declined by 12.8% while durable goods increased by 5.5%. Wood product manufacturing was a bright spot, with sales having risen by 5.1% over the previous year. This marks the fourth consecutive year of robust growth. Manufacturing sales for Canada declined by 1.73%. The manufacturing sector represents nearly 12% of provincial GDP.

14

Exhibit “99.1” Current Province of New Brunswick Description

Manufacturing employment increased by 6.4% (+1,800), to 29,800, in 2015 – an improvement after three consecutive annual declines.

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory sales, for the years 2010 through 2014.

Gross Selling Value of Factory Sales

	Year Ended December 31,
						CAGR1%
	2011	2012	2013	2014	2015	2011-2015
Industry	(In millions of dollars)
Non-durable product manufacturing	17,018.7	16,705.0	17,061.2	15,793.3	13,801.0	-5.1%
Durable product manufacturing	2,868.3	2,821.6	3,010.8	2,980.7	3,158.0	2.4%
Total	19,887.0	19,526.6	20,072.0	18,774.0	16,959.0	-3.9%

[1]Compound annual growth rate
Source: Statistics Canada

Service Industries

Trade

New Brunswick’s retail trade surpassed $11 billion for the fifth consecutive year, in 2015, posting an increase of 2.4% over 2014. This industry accounts for 6.8% of provincial GDP. Higher sales were reported in ten of 11 subsectors, led by sporting goods, hobby, book and music stores (+13.0%), health and personal care stores (+11.8%) and furniture and home furnishing stores (+9.7%). Average weekly earnings in retail trade increased 1.9% in 2015.

Wholesale trade posted an increase of 1.4% from 2014. This industry accounts for nearly 3.6% of provincial GDP. Average weekly earnings increased by 1.0% in 2015.

Despite growth in sales, provincial employment for trade decreased by 3.0% (-1,700 jobs) in 2015.

Transportation

Increased by 17.8% (+2,900 jobs), to 19,200 in 2015. This sector accounts for 4.7% of provincial GDP and saw average weekly earnings increase by 5.6% in 2015.

In 2015, total tonnage at the port of Saint John rose 10.5% due to growth in liquid bulk (+11.9%) and containerized cargo (+8.0%). The number of cruise ship passengers increased 11.9% to 119,172 as calls were up 20.4%.

Communications and Technology

The information and communications technologies sector decreased by -0.1% in 2015 following three consecutive years of decline. This sector accounts for 3.3% of provincial GDP.

Tourism

In 2015, employment for accommodation and food services in New Brunswick increased by 0.8% (+200), to 24,300, while average weekly earnings in the industry increased by 1.4%. Overall, New Brunswick accommodations reported 1.7 million room nights sold in 2015, unchanged from 2014 and the provincial accommodation occupancy rate remained stable at 52%.

15

Exhibit “99.1” Current Province of New Brunswick Description

New Brunswick hosted 2.8 million visits of one or more nights representing a 2% increase overall, including a 6% increase in visits from the United States and a 5% increase in other international visits. Total visitor spending in New Brunswick increased by 1% to $1.14B in 2015.

Foreign Trade Trade

	Year Ended December 31,
	2011	2012	2013	2014	2015
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services	26,472	26,192	27,244	26,932	27,236
Exports to other countries	14,389	14,947	15,591	15,383	15,982
Exports of goods to other countries	13,419	13,927	14,487	14,220	14,743
Exports of services to other countries	970	1,020	1,104	1,163	1,239
Exports to other provinces	12,083	11,245	11,653	11,549	11,254
Exports of goods to other provinces	7,449	6,570	6,689	6,535	6,177
Exports of services to other provinces	4,634	4,675	4,964	5,014	5,077
Ratio of Exports to Nominal GDP	84.0%	82.6%	85.6%	83.9%	82.4%
Imports of Goods and Services	31,775	31,110	32,394	32,844	33,215
Imports from other countries	17,603	18,118	19,942	19,421	20,356
Imports of goods from other countries	16,488	16,975	18,781	18,217	19,129
Imports of services from other countries	1,115	1,143	1,161	1,204	1,227
Imports from other provinces	14,172	12,992	12,452	13,423	12,859
Imports of goods from other provinces	6,871	5,750	5,440	6,210	5,363
Imports of services from other provinces	7,301	7,242	7,012	7,213	7,496
Ratio of Imports to Nominal GDP	100.9%	98.1%	101.8%	102.3%	100.5%

Trade Balance	-5,303	-4,918	-5,150	-5,912	-5,979
Gross Domestic Product at Market Prices	31,500	31,723	31,809	32,112	33,052

Source: Statistics Canada

On an economic accounts basis, New Brunswick’s total export of goods and services, estimated at $27,236 million in 2015, increased at a compound annual growth rate of 0.7% over the 2011 to 2015 period. Foreign exports have become increasingly important to both the New Brunswick and Canadian economies. In 2015, foreign exports were equivalent to 48.4% of nominal GDP for the Province compared to 31.6% for Canada. This is an increase from 45.7% and 30.6%, respectively, in 2011.

Foreign Exports of Commodities

Due to the significance of commodity exports, the economic performance of the Province is highly dependent on international economic conditions, particularly in the United States. In 2015, the United States purchased 91.9% of the Province’s foreign commodity exports, down from 91.8% in 2014. Energy products accounted for 31.9% of all commodity exports that year, followed by basic and industrial chemical, plastic and rubber products at 26.1% and forestry products and building and packaging materials at 16.4%.

The table below shows foreign exports of commodities from New Brunswick for the years 2011 to 2015. The largest component, energy products, decreased at a compound annual growth rate of -8.3% during that time. Exports of basic and industrial chemical, plastic and rubber products decreased at a compound annual rate of 10.3%, while forestry products and building and packaging materials rose by 4.5%.

16

Exhibit “99.1” Current Province of New Brunswick Description

Foreign Exports of Commodities

	Year Ended December 31,
						CAGR[1] (%)
	2011	2012	2013	2014	2015	2011-2015
	(In millions of dollars)
Farm, fish and intermediate food products	278.2	349.9	356.6	332.9	465.4	13.7%
Energy products	5,524.4	6,020.3	4,929.5	4,142.5	3,898.2	-8.3%
Metal ores and non-metallic minerals	548.0	558.4	413.3	299.4	315.8	-12.9%
Metal and non-metallic mineral products	320.3	241.1	332.8	353.9	283.9	-3.0%
Basic and industrial chemical, plastic and rubber products	4,909.5	4,446.9	5,093.5	4,283.9	3,183.6	-10.3%
Forestry products and building and packaging materials	1,672.1	1,718.8	1,817.7	1,933.0	1,996.8	4.5%
Industrial machinery, equipment and parts	57.5	96.6	87.6	97.4	122.6	20.8%
Electronic and electrical equipment and parts	32.9	39.4	34.4	44.4	63.2	17.7%
Motor vehicles and parts	10.3	15.0	12.4	12.5	22.1	21.0%
Aircraft and other transportation equipment and parts	60.6	59.7	29.3	18.4	18.2	-26.0%
Consumer goods	1,335.0	1,321.2	1,309.4	1,457.7	1,770.3	7.3%
Special transactions trade	40.6	35.7	43.6	39.8	69.9	14.5%
Total	14,789.7	14,902.6	14,459.7	13,015.2	12,210.0	-4.7%

[1]Compound annual growth rate
Totals may not add up due to the adoption of the chain Fisher deflation methodology
Source: Statistics Canada

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2011 to 2015. The largest component, energy products, decreased at a compound annual growth rate of 11.0%, largely due to a steep price-driven decline in 2015.

Foreign Imports of Commodities

	Year Ended December 31,
						CAGR[1] (%)
	2011	2012	2013	2014	2015	2011-2015
	(In millions of dollars)
Farm, fish and intermediate food products	396.5	408.7	440.9	564.0	633.8	12.4%
Energy products	9,899.0	9,172.4	9,500.7	9,260.6	6,199.2	-11.0%
Metal ores and non-metallic minerals	400.1	418.9	485.7	584.9	605.1	10.9%
Metal and non-metallic mineral products	235.1	211.0	220.1	260.1	245.4	1.1%
Basic and industrial chemical, plastic and rubber products	627.6	593.7	769.0	579.9	661.9	1.3%
Forestry products and building and packaging materials	324.7	337.0	315.7	376.8	384.1	4.3%
Industrial machinery, equipment and parts	448.4	484.6	420.5	426.7	522.8	3.9%
Electronic and electrical equipment and parts	197.9	231.3	202.9	183.1	157.3	-5.6%
Motor vehicles and parts	422.9	412.4	414.2	412.8	456.9	2.0%
Aircraft and other transportation equipment and parts	220.4	142.1	86.2	126.7	70.9	-24.7%
Consumer goods	460.1	567.3	544.0	540.2	616.3	7.6%
Special transactions trade	26.0	22.5	35.1	32.7	29.4	3.1%
Total	13,659.0	13,002.3	13,434.7	13,348.6	10,583.5	-6.2%

[1]Compound annual growth rate
Totals may not add up due to the adoption of the chain Fisher deflation methodology
Source: Statistics Canada

17

Exhibit “99.1” Current Province of New Brunswick Description

New Investment

Preliminary estimates from Statistics Canada suggest that capital investment in New Brunswick increased by 8.7%, to $3.3 billion, in 2015. Significant increases were observed in arts, entertainment and recreation (+93.3%), manufacturing (+59.8%) and finance and insurance (+56.0%).

Major projects were driven by activity in the manufacturing sector. In particular, significant modernization efforts took place at the pulp and paper mill in Saint John.

Spending on non-residential construction and machinery and equipment were strong (+9.3%), with growth evenly spread across non-residential structures (+9.6%) and machinery and equipment (+9.1%). On an industry basis, the largest dollar-value increases in capital expenditures occurred in manufacturing (+$226.6 million), public administration (+$43.1 million) and retail trade (+$42.3).

Residential investment declined by 2.3% in 2015, accompanied by a significant drop in housing starts (-12.3%). Housing start losses were observed in all three major urban centres, with Moncton, Fredericton and Saint John declining by 30.5%, 5.5% and 4.7%, respectively.

Non-residential building construction investment decreased by 16.3% in 2015. Increases in commercial (+3.6%) and industrial construction investment (+51.9%) were not sufficient to offset the decline in institutional and governmental construction investment (-40.2%).

Employment in the construction industry declined by 12.8% (-3,600) in 2015, while real GDP increased by 2.3%. Construction industry activity represented approximately 5.8% of provincial GDP.

18

Exhibit “99.1” Current Province of New Brunswick Description

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province. All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province. Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority. In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly. Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose. Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly. At March 31, 2016, the balance of unspent special purpose funds was $117.6 million.

Funds may also be considered as Special Operating Agency Funds. Revenue may be generated by the Agencies or from transfers from other budgetary accounts. Any unspent balance of these funds may, with permission from the Treasury Board as per the Financial Administration Act, be carried forward to subsequent fiscal years. At March 31, 2016, the balance of unspent special operating funds approved for carry-over was $39.3 million. All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General. The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly. The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(b) and (c) to the consolidated financial statements. The methods by which the various organizations are included in the Province's consolidated financial statements are also outlined in Schedule 30.

Each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly. The Minister of Finance reports on the status of the budget plan during the year. The Budget Estimates include the revenue and expenditures of some provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The following table sets forth information regarding the deficit for the four fiscal years ended March 31, 2016 and the Budget Estimates for the fiscal year ending March 31, 2017.

19

Exhibit “99.1” Current Province of New Brunswick Description

 Comparative Statement of Deficit

	Year Ending March 31
					Budget Estimates
BUDGETARY ACCOUNTS	2013	2014	2015	2016	2017
	(In thousands of dollars)
Ordinary Account
Revenues	7,211,704	7,349,138	8,061,984	8,035,165	8,364,726
Expenditures	7,795,444	7,861,916	8,284,208	8,091,715	8,294,884
Deficit	(583,740)	(512,778)	(222,224)	(56,550)	69,842
Capital Account
Revenues	223,061	29,245	14,352	24,846	16,080
Expenditures	912,282	434,521	571,246	571,047	656,100
Deficit	(689,221)	(405,276)	(556,894)	(546,201)	(640,020)
Special Purpose Account
Revenues	65,168	80,430	78,569	83,763	76,101
Expenditures	62,501	87,899	80,373	86,877	87,265
Surplus (Deficit)	2,667	(7,469)	(1,804)	(3,114)	(11,164)
Special Operating Agency Account
Revenues	182,656	177,514	148,965	143,762	168,902
Expenditures	177,567	142,729	132,650	141,989	162,859
Surplus	5,089	34,785	16,315	1,773	6,043

Sinking Fund Earnings	220,689	204,462	195,888	194,132	190,200
Accounting Adjustments
Revenue	(118,125)	(66,712)	(60,584)	(95,472)	(97,244)
Expenditure	(192,341)	(199,682)	73,752	35,973	(113,844)

Consolidated and Operating Revenue	7,785,153	7,774,077	8,439,174	8,386,196	8,718,765

Consolidated Expenditures	8,755,453	8,327,383	9,142,229	8,927,601	9,087,264
Add: Amortization Expense	349,779	373,229	406,061	426,769	435,186
Less: Gross Investment in Tangible Capital Assets	(899,606)	(418,252)	(590,976)	(586,118)	(556,661)
Other Accounting Adjustments	112,704	92,181	(156,707)	(121,595)	---
Operating Expense	8,318,330	8,374,541	8,800,607	8,646,657	8,965,789
Contingency Reserve					(100,000)
Deficit	(533,177)	(600,464)	(361,433)	(260,461)	(347,024)

Increase in Net Debt from Operations	(970,300)	(553,306)	(703,055)	(541,405)	(468,499)

20

Exhibit “99.1” Current Province of New Brunswick Description

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2016 and the Budget Estimates for the fiscal year ending March 31, 2017.

Changes in Cash Flow
					Budget
					Estimates[1]
	2013	2014	2015	2016	2017
	(In millions of dollars)
Operating Transactions
Deficit	(533.2)	(600.4)	(361.4)	(260.5)	(347.0)
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	4.1	8.0	10.1	7.1	-
Foreign Exchange Expense	(19.3)	(6.2)	(5.8)	(5.8)	-
Increase in Provision for Losses	(77.5)	28.7	48.4	(3.0)	-
Sinking Fund Earnings	(220.7)	(204.5)	(195.9)	(194.1)	(190.2)
Amortization of Tangible Capital Assets	349.8	373.2	406.1	426.8	435.2
Loss on Disposals and Impairments of Tangible Capital
Assets	24.8	4.2	15.1	6.5	-
Actual Losses Due to Foreign Exchange	6.5	3.3	2.5	2.7	-
(Increase) decrease in Pension Surplus	110.0	249.5	272.8	13.3	-
Increase (decrease) in Deferred Revenue	(49.9)	(38.3)	(18.0)	16.1	(16.6)
Decrease (increase) in Working Capital	59.6	158.2	(17.8)	130.2	-
Net Cash Used In Operating Activities	(345.8)	(24.3)	156.1	139.3	(118.6)

Investing Transactions
Increase in Investments, Loans and Advances	(153.7)	(104.9)	42.1	106.3	(76.4)
Non-Cash Adjustment in Investing Activities	119.3	76.3	(162.6)	(143.3)	-
Net Cash Used In Investing Activities	(34.4)	(28.6)	(120.5)	(37.0)	(76.4)

Capital Transactions
Purchase of Capital Assets	(899.6)	(418.3)	(591.0)	(586.1)	(556.7)

Financing Transactions
Net Proceeds from Issuance of Funded Debt	1,434.9	1,495.2	1,627.5	1,159.2	-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	628.5	403.2	173.2	196.1	-
Increase (decrease) in Obligations Under Capital Leases	(27.1)	(78.5)	51.5	(33.7)	-
Sinking Fund Installments	(126.6)	(126.9)	(143.0)	(153.7)	-
Short term borrowing Funded Debt Matured	697.0 (905.3)	0.3 (984.3)	(153.6) (852.4)	412.0 (637.2)	- -
Net Cash From Financing Activities	1,701.4	709.0	703.2	942.7	-

(Decrease) increase in Cash Position during Year	421.6	237.8	147.8	458.9	(751.7)
Cash Position – Beginning of Year	875.0	1,296.6	1,534.4	1,682.2	2,141.1
Cash Position – End of Year	1,296.6	1,534.4	1,682.2	2,141.1	1,389.4

Cash Represented by
Cash and Short term Investments	1,296.6	1,534.4	1,682.2	2,141.1	1,389.4

1 The Budget Estimates do not include estimates of total borrowing requirements of the Province. For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements” and “Financing-Funded Debt Maturity Schedule”, respectively.

(-) Denotes no estimate provided.

21

Exhibit “99.1” Current Province of New Brunswick Description

2015-2016 Fiscal Summary

For the fiscal year ended March 31, 2016 there was a deficit of $260.5 million. This represents a decrease of $66.3 million from the budgeted deficit of $326.8 million. Operating revenues were $8,386.2 million, $78.3 million higher than the budgeted amount of $8,307.9 million. Revenues were higher due to the inclusion of nursing homes within the provincial reporting entity, the recording of school based funds, and higher than budgeted revenues from the New Brunswick Lottery and Gaming Corporation and the Regional Health Authorities. These increases were partially offset by lower than budgeted revenue from the New Brunswick Power Corporation. Operating expenses were $8,646.7 million, $12.0 million higher than budget at $8,634.7 million. Expenses were higher than budget mainly due to the inclusion of nursing homes within the provincial reporting entity, higher costs in Health due to the Regional Health Authorities and the Medicare program; and in Protection Services, mainly due to Disaster Financial Assistance funding. These increases were offset by a number of under expenditures, particularly in Economic Development and Central Government. Net debt increased by $541.4 million for the year compared to the budgeted increase of $435.5 million.

Major Sources of Ordinary Account Revenue for 2016-2017

The major sources of ordinary account revenue for the Province are payments from the federal government, consumption taxes and income taxes. For the fiscal year ending March 31, 2017, the Province’s revenue is estimated at $8,364.7 million, projecting an increase of 4.1% from the fiscal year ended March 31, 2016. Overall this represents a projected increase of $329.6 million in revenue. The principal factors that have increased revenue are Consumption Tax ($207.4 million), Federal Government Payments ($80.4 million), Other Agencies ($61.6million), Corporate Income Tax ($56.0 million), and Property Tax ($42.4 million); offset by decreased revenue in Licenses Permits and Fees (-$74.9 million).

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2013 and the Budget Estimates for the fiscal year ending March 31, 2017.

Ordinary Account Revenue Sources
	Year Ending March 31,
					Budget Estimates	CAGR[1]
	2013	2014	2015	2016	2017	2013-2017
	(%)
Taxes
Personal Income	17.0	18.6	18.9	20.6	19.5	7.5
Corporate Income	3.5	3.5	3.6	3.1	3.6	5.0
Consumption	21.5	19.8	20.2	19.5	21.3	3.4
Property	6.6	6.4	6.2	6.3	6.6	3.8
Miscellaneous	0.7	0.7	0.6	0.7	0.6	2.2
Total Taxes	49.3	49.0	49.5	50.2	51.6	5.0

Other Revenue
Licenses, Permits and Fees	5.8	6.1	6.7	7.0	5.8	3.8
Federal Government Payments	37.4	37.1	36.1	35.8	35.4	2.6
Government Business Enterprises	4.6	5.0	5.1	4.4	4.9	5.4
Miscellaneous	2.9	2.8	2.6	2.6	2.3	(2.2)
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Ordinary Account Revenue (millions of dollars)	7,211.7	7,349.1	8062.0	8,035.2	8,364.7	3.8
[1] Compound annual growth rate

22

Exhibit “99.1” Current Province of New Brunswick Description

Personal and Corporate Income Taxes

Personal Income Taxes

New Brunswick’s provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.

The federal government has introduced a new top marginal income tax rate of 33 per cent for taxable income over $200,000, effective January 1, 2016. Given this development, Budget 2016-2017 announced that retroactive to January 1, 2016, the top marginal personal income tax rate of 25.75% was eliminated and the rate of 21 % was lowered to 20.3 % for taxable income over $150,000. Beginning January 1, 2017, indexation of this income bracket will be consistent with the treatment of all other income brackets in New Brunswick.

This still respects the province’s commitment to increase the personal income tax rates on the wealthiest one-percent of New Brunswickers. While this change to the provincial personal income tax rates represents a downward adjustment in marginal tax rates for those with incomes greater than $150,000, the richest one per cent of income earners will continue to pay a significantly higher rate than they did in 2014 when New Brunswick’s top marginal tax rate was 17.84%.

The table below shows the New Brunswick provincial personal income tax rates from 2014 to 2016.

2014	2015	2016
9.68% on first $39,305	9.68% on first $39,973	9.68% on first $40,492
14.82% on $39,305 to $78,609	14.82% on $39,973 to $79,946	14.82% on $40,492 to $80,985
16.52% on $78,609 to $127,802	16.52% on $79,946 to $129,975	16.52% on $80,985 to $131,664
17.84% over $127,802	17.84% on $129,975 to $150,000 21% on $150,000 to $250,000 25.75% over $250,000	17.84% on $131,664 to $150,000 20.3% over $150,000

Provincial income tax credit amounts and tax brackets are indexed annually by national CPI.

With the increase in the general corporate income tax rate a change was made to the DTC rate for eligible dividends, to ensure that it does not undercompensate for corporate income taxes paid by businesses.

In addition, with the decrease in the small business corporate income tax rate a change was made to the DTC rate for dividends paid from income taxed at the small business rate to ensure that it does not overcompensate for corporate income taxes paid by businesses.

Effective for dividends paid on or after January 1, 2016, the New Brunswick Dividend Tax Credit Structure is as follows:

•	Eligible dividends, as defined by the federal government, paid from corporate income taxed at the general corporate income tax rate receive a New Brunswick Dividend Tax Credit of 13.5%.
23

Exhibit “99.1” Current Province of New Brunswick Description
•	Dividends paid from income taxed at the small business rate receive a 3.625% New Brunswick Dividend Tax Credit.

Effective for dividends paid on or after January 1, 2017, the New Brunswick Dividend Tax structure will be as follows:

•	Eligible dividends, as defined by the federal government, paid from corporate income taxed at the general corporate income tax rate receive a New Brunswick Dividend Tax Credit of 14%.
•	Dividends paid from income taxed at the small business rate receive a 3.5% New Brunswick Dividend Tax Credit.

Corporate Income Taxes

The corporate income tax (“CIT”) is calculated as a percentage of corporate taxable income as defined for federal tax purposes. Budget 2016-2017 announced that effective April 1, 2016, the general corporate income tax rate will increase from 12 per cent to 14 per cent.

New Brunswick’s small business CIT rate applies to active business income of small Canadian controlled private corporations. Effective April 1, 2016, the New Brunswick small business rate was decreased from 4% to 3.5% on the first $500,000 of active business income. The Government is committed to reducing the small business corporate income tax rate to 2.5% over its mandate.

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on paid-up capital in excess of $10 million. The Province administers the capital tax on financial institutions. The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

Budget 2016-2017 announced that effective April 1, 2016, the Financial Corporation Capital Tax (FCCT) rate will increase from 4% to 5% for banks. The rate remains at 4% for all other types of financial institutions.

At the same time, an incentive has been provided to help grow business service centers in the New Brunswick banking sector. An employment tax credit was introduced, equivalent to exempting wages and salaries attributed to eligible labour employed in business service centres from the calculation of FCCT.

Harmonized Sales Tax

Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax (“HST”). The HST is a value-added tax composed of the federal goods and services tax (“GST”) and a provincial component. The federal government administers the HST. The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal Excise Tax Act.

Budget 2016-2017 announced an HST increase of the provincial portion of the HST by two percentage points from 8% to 10%, effective July 1, 2016, raising the joint federal-provincial HST rate from 13 per cent to 15 per cent. New Brunswick’s combined 15% HST rate is equal to the rate in Nova Scotia, Newfoundland and Labrador, Prince Edward Island and approximately equal to Quebec’s rate. This change is estimated to generate in the order of $300 million annually and returns the combined federal-provincial rate to the level it was between 1997 and 2006.

Budget 2016-2017 also announced an HST credit to help protect low-to-middle income New Brunswickers. To lessen the impact of an HST increase, a refundable provincial HST credit of $300 for individuals, $300 for spouse or equivalent, and $100 per child under the age of 19 is provided. Single parent families will receive a $300 credit for their first child. The full HST credit will be provided to New Brunswickers with a family income of less than $35,000 per year. The credit will be reduced by two cents for every dollar of income above $35,000 per year. This means that individuals with income of less than $50,000 per year, or a family of two adults and two children with income of less than $75,000 per year could receive some benefit from the HST credit.

Under the HST, businesses receive full input tax credits for tax paid on business purchases. As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries). In addition, a number of rebates and credits are available. Books receive a point-of-sale rebate on the 10% provincial portion of the HST.

24

Exhibit “99.1” Current Province of New Brunswick Description

Gasoline and Motive Fuel Taxes

The gasoline tax is 15.5 cents per litre and the motive fuel tax (diesel) is 21.5 cents per litre. Reduced tax rates are in effect for aviation fuel – 2.5 cents per litre, locomotive fuel – 4.3 cents per litre, and propane – 6.7 cents per litre.

Tobacco Tax

Tobacco taxes are an important tool that governments can use to help discourage smoking and pay for the additional costs smoking imposes on the health care system.

Budget 2016-2017 announced that the tax rate that is applied to tobacco products in New Brunswick will be increased by 6.52 cents per cigarette or gram of loose or fine cut tobacco over the next two years. Once fully implemented, this will bring the tax rate from 19 cents to 25.52 cents. An initial increase of 3.26 cents became effective February 3, 2016, which brought the tax rate to 22.26 cents per cigarette or gram of loose or fine cut tobacco. A second increase of 3.26 cents will be effective on February 1, 2017, bringing the rate to 25.52 cents per cigarette or gram of loose or fine cut tobacco,

The tax rate that is applied to cigars is 75% of the normal retail price.

Property Taxes

In December, 2012, legislation was implemented that made effective the measures outlined in Improving New Brunswick’s property tax system: a white paper. These changes were to be phased in over four years, beginning in the 2013 property tax year, and included scheduled reductions to provincial property tax rates during the 2013-2016 tax years.

For the 2016 and subsequent property taxation years, New Brunswick levies a provincial real property tax of $1.1233 per $100 of assessment on property classified as non-owner-occupied residential housing. The provincial tax rate on property classified as other residential is set at $1.2173 per $100 of assessment for 2016 and subsequent taxation years. A provincial property tax rate of $0.4115 per $100 assessment is imposed on all owner-occupied residential property not within a municipality or in a former Local Service District (LSD) now located in a rural community. Non-residential property is subject to a provincial rate of $2.1860 per $100 of assessment. In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment.

Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province. In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality. In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services. On behalf of the Office of the Rentalsman, a fee of 4.86 cents per $100 of assessment is also imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

The real property transfer tax is a one-time payment on the purchase of a property when the deed is registered. As announced in Budget 2016-2017, effective April 1, 2016, the real property transfer tax was increased from 0.5 % to 1%. Based on the average house price of $164,000 in New Brunswick, this change represents an extra $820 in tax on the sale of a home. Even with this increase, New Brunswick’s real property transfer tax will remain among the lowest in the country.

Federal-Provincial Fiscal Arrangements

Fiscal Equalization Payments

New Brunswick is one of six provinces to receive fiscal equalization payments from the federal government. The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation. New Brunswick's equalization payment for the fiscal year ended March 31, 2015 was $1,666.0 million and for the fiscal year ended March 31, 2016 was $1,668.0 million. Fiscal equalization payments accounted for 20.7% of total ordinary revenue for the fiscal year ended March 31, 2015 and 20.8% of the total ordinary revenue for the fiscal year ended March 31, 2016.

25

Exhibit “99.1” Current Province of New Brunswick Description

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”)

In 2015-2016 the federal government provided annual funding through the CHT and CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories. For the fiscal year ended March 31, 2015, major health and social transfers totaled $953.9 million which accounted for 11.8% of total ordinary revenue. For the fiscal year ended March 31, 2016, major health and social transfers totaled $992.9 million which accounted for 12.4% of total ordinary revenue. The federal government on December 19, 2011 announced intended changes to its major transfers. As previously legislated, the CHT will be allocated on an equal per capita basis starting in 2014-2015, when current legislation incorporating the 10-Year Plan to Strengthen Health Care expires. The legislated growth of the total CHT cash envelope will continue to grow at 6% annually through 2016-2017. Beginning 2017-2018, the total CHT cash envelope will grow in line with a three-year moving average of nominal GDP, with a 3% floor. The legislated growth of the total CST cash envelope will continue to grow at 3%.

Fiscal Stabilization Program

Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year’s total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2016 the Province's ordinary expenditure was $8,091.7 million, 2.3% lower than the ordinary expenditure for the fiscal year ended March 31, 2015. The net decrease of $192.5 million was due in large part to a one-time expense associated with the reform of the Teachers’ Pension Plan in 2015. Other contributing factors include decreased expenses in Economic Development, Transportation and Infrastructure, and Resources. These decreases were partially offset by increased expenses in other areas, including Health and Central Government. The total budget for ordinary account expenditures for the year ending March 31, 2017 is $8,294.9 million.

Ordinary Account Expenditure
	Year Ending March 31,
					Budget
					Estimates
	2013	2014	2015	2016	2017
	(In millions of dollars)
Central Government	807.8	814.8	853.3	903.2	1,039.1
Economic Development	157.9	160.5	197.6	138.0	177.9
Education	1,675.3	1,704.8	1,953.9	1,707.8	1,709.6
Employment Development and Labour	100.9	118.0	122.3	134.6	141.3
Social and Community Services	1,049.7	1,075.2	1,115.5	1,114.6	1,168.4
Health	2,588.4	2,610.3	2,621.0	2,695.2	2,662.3
Protection Services	235.2	230.5	259.6	270.9	249.6
Resource Sector	230.7	190.3	163.1	152.2	153.5
Service of the Public Debt	660.3	661.9	677.3	678.1	700.0
Transportation and Infrastructure	289.2	295.6	320.6	297.1	293.2
	7,795.4	7,861.9	8,284.2	8,091.7	8,294.9

Economic Development

Budgeted Economic Development expenditure of $177.9 million represents 2.1% of the total budgeted expenditure for the fiscal year ending March 31, 2017 and is made up of the Department of Tourism, Heritage and Culture ($51.5 million), Opportunities New Brunswick ($46.5 million), and the Regional Development Corporation ($79.9 million).

26

Exhibit “99.1” Current Province of New Brunswick Description

Education

The Province budgeted $1,709.6 million (20.6% of total budgeted expenditure) for the fiscal year ending March 31, 2017 for Education expenditures. This is made up of estimated operating expenditures of elementary and secondary schools totaling $1,137.9 million, budgeted operating grants to universities estimated at $273.2 million, estimated grants and costs for the New Brunswick Community Colleges of $195.5 million, and General Government expenditures estimated at $103.0 million.

Employment Development and Labour

The Employment Development and Labour expenditure budget of $141.3 million represents 1.7% of the total budgeted expenditures for the fiscal year ending March 31, 2017. This is made up of estimated operating expenditures of the Department of Post-Secondary Education, Training and Labour.

Social Development

The total budgeted expenditures in this area for the March 31, 2017 fiscal year are $1,168.4 million (14.1 % of total budgeted expenditures). This is made up of programs with the Department of Social Development ($1,164.4 million) and a portion of General Government ($4.0 million). Programs included in the Department of Social Development are: an income security program, a child welfare and youth services program, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health

The total budgeted expenditures in this area for the March 31, 2017 fiscal year are $2,662.3 million, 32.1% of total budgeted expenditure. The Province pays operating expenditures of approved public hospitals to cover the cost of supplying hospital services. The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents. For the fiscal year ending March 31, 2017, expenditure on health services is estimated at $2,580.8 million for the Department of Health and $81.5 million for a portion of General Government.

Protection Services

The Protection Services budgeted expenditure of $249.6 million represents 3.0% of total expenditure budgeted for the fiscal year ending March 31, 2017 and is made up of the Department of Justice ($45.0 million), the Office of the Attorney General ($17.6 million), the Department of Public Safety ($179.2 million), and a portion of General Government ($7.8 million).

Resource Sector

Budgeted expenditure for the Resource Sector is $153.5 million and represents 1.8% of the total budgeted expenditure for the fiscal year ending March 31, 2017 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($37.2 million), a portion of the Department of Environment and Local Government ($12.9 million), the Department of Natural Resources ($91.8 million), the Department of Energy and Mines ($8.3 million), and a portion of General Government ($3.3 million).

Transportation and Infrastructure

The Transportation and Infrastructure services budgeted expenditures of $293.2 million represents 3.5% of the total budgeted expenditure for the fiscal year ending March 31, 2017. The Province budgeted $292.9 million for the planning, design and maintenance of highways and public buildings, and the operation of ferry services and $0.3 million for a portion of General Government.

Central Government

The Central Government expenditure of $1,039.1 million estimated for the fiscal year ending March 31, 2017 represents 12.5% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($17.0 million), a portion of the Department of Environment and Local Government ($125.6 million), General Government ($589.8 million), the Department of Human Resources ($3.6 million), other central agencies ($39.5 million), and Consolidated Entities ($263.6 million).

27

Exhibit “99.1” Current Province of New Brunswick Description

Service of the Public Debt

For the fiscal year ending March 31, 2017 the estimate of $700.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 8.4% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2016 and the Budget Estimates for the fiscal year ending March 31, 2017. The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

Net Capital Expenditure

					Estimate
	2013	2014	2015	2016	2017
	(In thousands of dollars)

EXPENDITURES
Bridges	43,026	33,940	48,708	64,003	75,910
Economic and Regional Development	4,835	4,000	3,575	14,906	47,207
Highways	681,913	206,323	202,270	293,042	301,400
Hospitals	41,801	49,034	198,396	52,012	72,100
Maritime Provinces Higher Education
Commission – Capital Grants	7,500	2,000	2,000	2,000	2,000
Other Public Buildings	40,003	21,702	11,697	32,944	26,670
Permanent Parks	750	1,273	678	1,876	2,295
Schools	81,511	104,396	92,550	94,010	108,607
Vehicles	10,072	10,016	9,774	14,143	14,000
Other	871	1,837	1,598	2,111	5,911
	912,282	434,521	571,246	571,047	656,100
RECOVERIES
Recoveries from Canada - Highways	220,520	14,964	5,397	16,893	30,990
Other Recoveries	2,541	14,281	8,955	7,953	1,690
	223,061	29,245	14,352	24,846	32,680
Net Capital Expenditures	689,221	405,276	556,894	546,201	623,420

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts. Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature. For the fiscal year ending March 31, 2017, gross revenue is estimated at $168.9 million from the various agencies and expenditures are estimated at $162.9 million.

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry. Such assistance has been channeled principally through Opportunities New Brunswick, the Department of Social Development, the Department of Agriculture, Aquaculture and Fisheries, Provincial Holdings Ltd., and Post-Secondary Education, Training and Labour and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments. Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements. Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

28

Exhibit “99.1” Current Province of New Brunswick Description

Economic Development

The Minister responsible for Opportunities New Brunswick is responsible for assistance provided under the Opportunities New Brunswick Act:

The Opportunities New Brunswick Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council. At March 31, 2016, loans and guarantees under the Opportunities New Brunswick Act amounted to approximately $277.8 million. The allowance for doubtful accounts on these loans and guarantees amounted to $111.0 million.

Agriculture, Aquaculture, and Fisheries

The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the Agricultural Development Act and the Fisheries and Aquaculture Development Act:

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province. At March 31, 2016, loans and guarantees outstanding were $17.2 million. The allowance for doubtful accounts totaled $5.5 million.

The Fisheries and Aquaculture Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment. At March 31, 2016, loans and guarantees outstanding amounted to $33.3 million. The allowance for doubtful accounts totaled $22.4 million.

Social Development

The Department of Social Development carries out the provincial government's housing policies. Loans are issued pursuant to the New Brunswick Housing Act. At March 31, 2016, loans under the New Brunswick Housing Act totaled $89.9 million. The allowance for doubtful accounts on these loans totaled $7.2 million. In accordance with Canadian public sector accounting standards, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2016, the total of student loans outstanding was $464.9 million. The allowance for doubtful accounts on these loans totaled $105.0 million.

29

Exhibit “99.1” Current Province of New Brunswick Description

FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to the CPA Canada Handbook as well as several other relatively small items are not included in the budget since they are non-budgetary items. Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2016 were $1,827.0 million and for the fiscal year ending March 31, 2017 are estimated at approximately $1,827.0 million. These amounts include borrowing on behalf of NB Power in the amount of $300 million for the fiscal year ending March 31, 2017 and $480 for the fiscal year ended March 31, 2016.

Non-Public Borrowing

The Province borrows from two non-public sources, the Canada Pension Plan Investment Board (“CPP”) and the New Brunswick Immigrant Investor Fund (2009) Ltd (“NBIIF”).

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate. When the CPP generates surpluses, the excess funds are invested in capital markets. In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs. Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate. At March 31, 2016, New Brunswick had outstanding borrowings from the CPP of $834.3 million.

The NBIIF was established as a Crown corporation under the Department of Business New Brunswick to manage NB’s share of funds from a federal immigrant program. The federal government program was established to attract immigrants to Canada. Under this program potential immigrants may make a financial investment of $800,000 as part of a requirement for attaining Canadian citizenship. The proceeds are divided and distributed among the participating provinces. A federal government condition of the program is that investors receive their principal back after five years. To ensure that this occurred, the NBIIF invested a portion of the money received from investors (collected by the federal government) in five year zero coupon government bonds. The Province of New Brunswick issued bonds directly to the NBIIF to the exact maturity date required. The first bonds were issued in February of 2011.

Public Borrowing

At March 31, 2016, the Province had outstanding long-term borrowings for provincial purposes from non-CPP sources totaling $14,906.2 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars and U.S. dollars. Not included in this amount is $4,514.3 million borrowed on behalf of NB Power.

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below.

Funded Debt
	Year Ended March 31,

	2012	2013	2014	2015	2016
	(In millions of dollars)
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
New Brunswick Immigrant Investor Fund (2009) Ltd.	66.4	100.5	157.4	174.5	147.7
Provincial Purpose Public Debt	11,951.7	12,503.5	13,101.9	13,804.6	14,758.5
Advances to NB Power	4,654.6	4,685.4	4,566.3	4,607.1	4,514.3
Total	17,507.0	18,123.7	18,659.9	19,420.5	20,254.8

30

Exhibit “99.1” Current Province of New Brunswick Description

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and present certain ratios relating that growth to economic indicators. The following tables do not include borrowing that was done on behalf of NB Power4.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt. Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province. Interest earned on such investments is added to the sinking fund and is reinvested in approved securities. At March 31, 2016 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $4,201.3 million. For the fiscal year ended March 31, 2016, earnings on investments held for the repayment of provincial purpose debt amounted to $194.1 million.

Outstanding Net Provincial Purpose Funded Debt[1] (In millions of dollars unless otherwise indicated)
At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Total[2]	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)

2012	10,865.50	1,600.00	300	12,852.40	4,237.00	8,615.40	12.7
2013	11,545.30	1,500.00	300	13,438.30	3,955.80	9,482.50	10.1
2014	12,436.70	1,400.00	300	14,093.60	3,883.90	10,209.70	7.7
2015	13,156.50	1,400.00	300	14,813.40	4,049.60	10,763.80	5.4
2016	14,505.00	1,400.00	0	15,740.50	4,201.30	11,539.20	7.2

Comparative Debt Statistics
	Year ended March 31,
	2012	2013	2014	2015	2016
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices[3]	31,723.00	31,809.00	32,112.00	33,052.00	33,680.00
Household Income[3]	28,600.00	29,351.00	30,130.00	31,292.00	32,043.00
Total Revenue	7,805.90	7,787.90	7,778.00	8,439.20	8,386.20
Net Funded Debt	8,615	9,483	10,210	10,764	11,539
As % of Gross Domestic Product	27.2%	29.8%	31.8%	32.6%	34.3%
As % of Household Income	30.1%	32.3%	33.9%	34.4%	36.0%
As % of Ordinary Revenue	110%	122%	131%	128%	138%

1 Debt securities are reported in the currency in which they were originally issued. Some issues have been hedged into Canadian dollars.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

3 2016 value based on NB Department of Finance forecast

4 Borrowing on behalf of NB Power not included in these tables was $530.0 million (2012), $450.0 million (2013), and $180 million (2014), $0 million borrowed during fiscal 2015, and $480 million (2016).

31

Exhibit “99.1” Current Province of New Brunswick Description

Provincial Purpose Funded Debt Maturity Schedule For Securities Outstanding at March 31, 2015 (In millions of dollars[1] )

Year ended March 31	CAD$	USD	Total in CAD$[2]

2017	343.7	500.0	828.5
2018	1,129.8	0.0	1,129.8
2019	56.9	750.0.0	730.9
2020	864.1	0.0	864.1
2021	1253.1	50.0	1,302.0

2017-2021	3,647.6	1,300.0	4,855.3
2022-2026	3,492.0	100.0	3,589.8
2027-2031	500.0	0.0	728.4
2032-2036	890.3	0.0	550.0
2037-2041	1,906.9	0.0	2,206.9
2042+	3,465.1	0.0	3,105.5

Total Funded Debt	13,902.0	1,400.0	15,207.5

CMHC Debentures	85.3	0.0	85.3
Nursing Home Mortgages	447.7	0.0	447.7

Total	14,455.0	1,400.0	15,740.5

1 Debt securities are shown in currency in which they were issued.

2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2016 to date the Province has borrowed $1,398 million including $300 million on behalf of NB Power.

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities. Such unfunded debt is not secured by debt instruments.

At March 31, 2016, the Province's unfunded debt was as follows:

At March 31, 2016 (In millions of dollars)

Bank Advances and Short Term Borrowing	1,690.1
Trust Deposits	362.0
Accounts Payable and Accrued Expenditures	2,726.0
Deferred Revenue	506.3

Total Unfunded Debt	5,284.4
32

Exhibit “99.1” Current Province of New Brunswick Description

This unfunded debt is partially offset by assets of the Province in the amount of $3,831.6 million, represented by $2,141.1 million of cash and short term investments, $303.2 million of receivables and advances, $1,168.3 million of taxes receivable, $49.4 million of inventories, and $169.6 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2016 with comparable numbers as at March 31, 2015:

	2015	2016
Bank Loans
Under Various Acts	75.1	63.4
Less: Provision for Possible Losses	33.0	21.0
Total Contingent Liabilities	42.1	42.4

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At December 31, (In millions of dollars)

	2014	2015

Bonds, Debentures and Notes
New Brunswick Municipal Finance Corporation	879.3	866.8
Accrued Interest	3.0	3.1
Total	882.3	869.9

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CPA Canada Handbook, guarantees associated with the debt of the New Brunswick Municipal Finance Corporation are not included in the previous table. These guarantees are as follows:

	At December 31, (In millions of dollars)

	2014	2015

Bonds, Debentures and Notes
New Brunswick Municipal Finance Corporation	879.3	866.8
Accrued Interest	3.0	3.1
Total	882.3	869.9

33

Exhibit “99.1” Current Province of New Brunswick Description

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NB Power and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt. Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick
	Funded Debt	15,740.5
	Less: Sinking Funds	4,201.3
		11,539.2
Municipalities
	Funded Debt	866.8
Total Public Sector Debt		12,406.0

Information in the foregoing table relative to the Province is at March 31, 2016, and information relative to municipalities is the amount outstanding at December 31, 2015. Excluded is $4,050.6 million (net of sinking funds of $463.7 million) borrowed by the Province on behalf of NB Power. This debt is paid out of the operating revenues of NB Power rather than out of provincial revenues.

34

Exhibit “99.1” Current Province of New Brunswick Description

PUBLIC SECTOR PENSION LIABILITIES

The Province of New Brunswick sponsors fourteen pension and retirement plans, including defined benefit, defined contribution, shared risk and target benefit plans.

The four largest plans are shared risk and target benefit plans including the Public Service Shared Risk Plan (“PSPP”), the Teachers’ Pension Plan (“TPP”), the Shared Risk Plan for Certain Bargaining Employees of New Brunswick Hospitals (“CBE”) and the Shared Risk Plan for CUPE Employees of New Brunswick Hospitals (“CUPE”). Generally speaking, shared risk and target benefit pension plans are managed to meet defined benefit targets. If plan assets are insufficient to meet these targets, employers are not required to fund the deficiency. To provide security to plan members, the plans have to pass rigorous risk management and stress testing.

One of the key features of the shared-risk pension model is the relationship between the Province and the plans. All decisions regarding the operation and administration of the plans are made by the plan trustees; guided by the plan documents.

The Province’s obligation with respect to these plans is to make contributions as requested by the plan trustees and set out in the plan funding documents. The funding documents also establish the maximum amounts by which the rates can be increased or decreased from the initial contribution rate; the increases and decreases are fixed within a narrow range. The plans are jointly funded by employees and the Province. The responsibility to pay benefits to members of the plans belongs solely with the plan trustees following the governing documents, with the exception of the benefits protected under the PSPP guarantee.

The Province has guaranteed that retirement benefits for members of the PSPP will never be less than the base benefits at the time of conversion from the former Public Service Superannuation plan. On conversion, the obligation for paying retirement benefits to the members of the former plan and the assets of this plan were transferred to the trustees of the PSPP. While the assets and primary obligation to pay benefits were transferred, there is a residual obligation to the Province as a result of the guarantee. Actuarial assumptions, based upon management’s best estimates have determined that there is no residual liability relating to the guarantee as at March 31, 2016. Should a liability arise in the future, it will be recorded in the year it occurs. There has been no guarantee provided to members of any other converted pension plan. With the exception of the PSPP guarantee, the Province has no residual liability for the pension obligations of these plans.

In addition to the shared risk and target benefited plans mentioned above, the Province sponsors several defined benefit pensions plans, including three separate school district pension plans, a provincial court judge’s pension plan and the curtailed MLA plan, where following the September 22, 2014 provincial election, all MLAs commenced participation in the PSPP.

The Province also provides benefits on salary that is in excess of the maximum salary covered under the plans, as well as enhanced provisions for Deputy Ministers, Ministers and various early retirement initiatives. A Retirement Compensation Arrangement receives contributions and pays benefits related to these additional programs.

The Province contributes to the Pension Plan for Part-time and Seasonal Employees, a voluntary defined contribution plan. The Province contributes a fixed percentage of employee wages.

Effective 1 April 2015, the Province retroactively changed its accounting policy for Shared Risk and Target Benefit Pension Plans. The Province previously accounted for these plans as defined contribution plans, and is now applying defined benefit and joint defined benefit accounting treatment to these plans.

For the defined benefit pension plans, the Province is liable for any excess of accrued pension benefits over pension fund assets. The target benefit plans are governed by an Agreement and Declaration of Trust, which restricts access to the plan assets. The Province records the value of plan net assets as nil when the plans are in a net asset position. When the plans are in a net obligation position, the province records a liability for its share (100% for the PSPP due to the pre-conversion base benefit guarantee, and 50% for the remaining three plans). Settlement of the obligation will occur in future periods as contributions maintain a fully funded plan status over time. For the defined contribution plan, the Province’s obligation is limited to the contribution required for the period. A liability would only be recorded if the Province had not paid the required annual contribution. For the Retirement Allowance Plan, the Province is liable for the accrued benefit obligation.

35

Exhibit “99.1” Current Province of New Brunswick Description

Effective 1 April 2015, the Province changed its accounting policy to include within the Provincial Reporting Entity not-for-profit nursing homes operating in New Brunswick. Eligible employees of nursing homes participate in one of three pension plans: the Pension Plan for Management Employees of New Brunswick Nursing Homes (“Management”), the Pension Plan for Nursing and Paramedical Employees of New Brunswick Nursing Homes (“N&P”) and the Pension Plan for General and Service Employees of New Brunswick Nursing Homes (“G&S”).

The Management and N&P are defined benefit plans where employees contribute a fixed percentage of earnings and the nursing homes contribute the amount required to fund benefits. Employees of the G&S plan also contribute a fixed amount of earnings toward the current service cost and these contributions are matched by the employer. If special payments are required, they are to be shared equally by employees and employers, and that amount cannot exceed 25% of current service cost contributions. The Province accounts for the G&S plan as a joint defined benefit plan, where only its portion of the net benefit liability is reflected in the Consolidated Financial Statements.

VESTCOR Corporation

With the establishment of the PSPP and the TPP, responsibilities associated with these plans were transferred from the provincial government to boards of trustees. The boards of trustees are comprised of individuals appointed by the unions and by the employers. The boards are subject to the Pension Benefits Act, including accountability to the Superintendent of Pensions. Otherwise, the boards operate with autonomy from government.

Although the boards of trustees are independent, their pension administration and investment management services continued to be provided by the provincial government through service agreements. Investment of the two funds was managed by the New Brunswick Investment Management Corporation (NBIMC), a Crown corporation associated administratively with the Department of Finance. The administration of the plans was managed by the Pensions and Employee Benefits Division (PEBD) of the Department of Human Resources. The expenses for these services are paid from the plans.

From a governance perspective, both NBIMC and PEBD were under the control and direction of government while their financial and operating accountabilities are to their clients, the largest of which were the PSPP and TPP. This created both perceived and real conflicts.

To address these challenges, the boards of trustees of the two plans decided to create VESTCOR Corp., an integrated, not-for-profit pension services organization that is independent from government. VESTCOR Corp. assumed full operations on Oct. 1, 2016. The new organization includes two companies, NBIMC and PEBD, under the new names of VESTCOR Investment Management Corporation and VESTCOR Pension Services Corporation. Both companies will report to a professional board of directors.

36

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK POWER CORPORATION

New Brunswick Power (NB Power) is a provincially owned Crown Corporation and was established in the Province of New Brunswick in 1920. NB Power generates, purchases, transmits, distributes and sells electricity and operates under the mandate and authority of the New Brunswick Electricity Act. NB Power has one wholly owned subsidiary, New Brunswick Energy Marketing Corporation (NB Energy Marketing). NB Energy Marketing, is also a Crown Corporation, conducts energy trading activities in markets outside of New Brunswick. Its mandate is to purchase electricity to serve load in New Brunswick and outside of New Brunswick and to market excess energy generated to other jurisdictions. The financial results of NB Energy Marketing are included in the consolidated financial statements of NB Power.

New Brunswick Power Corporation provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 13 facilities and delivered via power lines, substations and terminals to more than 399,000 direct and indirect customers within New Brunswick. In addition, NB Power exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island through our subsidiary, NB Energy Marketing.

Information contained in this report is based on NB Power’s Annual Report of 2015-2016, updated for significant events.

At March 31, 2015, NB Power generated electricity at 13 nuclear, hydro, coal, oil, and diesel-powered stations, with an installed net capacity of 3,513 megawatts comprised of 1,439 megawatts of thermal, 889 megawatts of hydro, 660 megawatts of nuclear and 525 megawatts of combustion turbine capacity. Gross investment in all plants at March 31, 2016, excluding construction in progress, had a deemed costs of $3,587 million.

At March 31, 2016, NB Power maintained 6,830 kilometers of transmission lines and 21,050 kilometers of distribution lines with a deemed cost of $221 million and $1,042 million, respectively. NB Power also had a deemed cost of $372 million excluding construction in progress, in terminals and substations.

NB Power has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Quebec and New England and the other two Maritime Provinces. At March 31, 2016 export interconnection capacity was 2,137 MW and import interconnection capacity was 2,378 MW.

NB Power exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2016-2017 period.

Significant Events

The following significant events impacted NB Power:

Point Lepreau Generating Station

Equipment challenges on the non-nuclear side of the station impacted performance at the Point Lepreau Generating Station during the year. The Station was brought safely offline for equipment issues with its fuel handling machine and heat transport system, repairs to a reheater in the turbine, and repairs to the standby safety system. During the outages New Brunswick Energy Marketing Corporation purchased energy to replace the lost production.

International Financial Reporting Standards (IFRS)

NB Power transitioned from Canadian GAAP (CGAAP) to IFRS for the fiscal year ended March 31, 2016. The prior year numbers have been restated.

Rate Increase

NB Power applied for a 2% rate increase to begin April 1, 2016. A rate increase of 1.66% beginning July 1, 2016 was granted by the Energy and Utilities Board (EUB).

37

Exhibit “99.1” Current Province of New Brunswick Description

Revised Investment Strategy for Nuclear Funds

In 2015-2016 NB Power completed its revision to the investment strategy that began in 2014-2015. The 2015-2016 year included investment gains of $30 million incurred on the transition of investments. The investment portfolio was transitioned to a more diversified asset mix to provide better inflation protection and reduce future expected contributions over the long term.

Life Extensions at Coleson Cove and Belledune Generating Stations

NB Power extended the useful lives of both the Coleson Cove and Belledune Generating Stations. This extension was due to new engineering studies that align with the Integrated Resource Plan. The impact in-year was reduced depreciation of $20 million and reduced amortization savings in the regulatory deferral.

Overview of Financial Performance

NB Power’s net earnings were $12 million for the year ended March 31, 2016, compared to $100 million in the prior year. The decrease in net earnings of $88 million was largely attributable to increases in expenses related to unplanned outages and improvement initiatives at the Point Lepreau Generating Station, warmer weather, and lower nuclear investment fund earnings.

Electricity Operations

NB Power incurred earnings before depreciation, finance costs, investment income, and changes in regulatory balances of $471 million for the year compared to $510 million for the prior year.

Revenue from electricity sales within New Brunswick totaled $1,336 million for the year, which was $38 million or 3% lower than the prior year. The decrease was primarily attributed to the warmer temperatures partially offset by the change in rates in October 2014 and October 2015. Out-of-province revenues of $370 million were $24 million or 7% higher than the prior year reflecting higher out-of-province export prices due to market conditions.

Expenses attributed to electricity operations were $1,279 million for the year, an increase of $35 million or 2.8% higher than the prior year. Higher supply costs were partially offset by higher hydro and lower volumes. Operations, maintenance and administration (OM&A) costs were $30 million higher mainly due to higher costs associated with unplanned outages and improvement initiatives at the Point Lepreau Generating Station.

Other Expenses

Other expenses (depreciation, and finance costs less investment income) have the potential for variability due to changes in market values, discount rates, and interest rates.

In 2015-2016 other expenses were $53 million higher than the prior year. This was as a result of finance costs less investment income increasing $57 million or 35% compared to the prior year, primarily due to lower realized gains and higher unrealized losses on investments. This increase was partially offset by lower depreciation expense of $4 million.

Operating Results

Revenues

Total revenues were $1,791 million in 2015-2016, no change compared to 2014-2015.

In-province sales of power totaled $1,336 million in 2015-2016, representing a $38 million or 3% decrease from 2014-2015. The main contributors to the year-over-year variance were:

a)	$60 million decrease due to warmer weather in 2015-16
b)	$6 million decrease in interruptible sales
c)	$2 million decrease in weather adjusted load (decreased residential partially offset by increased transmission) partially offset by
d)	$30 million increase due to rate increases in October 2014 and October 2015

38

Exhibit “99.1” Current Province of New Brunswick Description

In 2015-2016, out-of-province sales of power were $370 million, an increase of $24 million or 7% compared to 2014-2015. The main contributors to the year-over-year variance were:

(a)	$27 million increase due to higher market prices

partially offset by

(b)	$3 million decrease due to lower volumes required due to loss of some export contracts and less opportunity sales to the US

Miscellaneous revenue was $85 million in 2015-2016, an increase of $14 million compared to 2014-2015. This increase was mainly due to efficiency program revenue (offset in OM&A) and sale of LED streetlights (mainly offset in OM&A).

For the fiscal year ended March 31, 2016, energy was supplied as follows:

Composition of Energy Supply

	Total	In Province
	(%)

Hydro	15.1	19.5
Thermal	14.8	14.1
Nuclear	25.2	30.6
Purchases	44.9	35.8

Total	100.0	100.0

Fuel and Purchased Power

The cost of fuel and purchased power was $830 million in 2015-2016, an increase of $5 million or 1% from 2014-2015. The year-over-year variance in fuel and purchased power costs was mainly attributable to:

(a)	$37 million higher supply costs due to higher purchase price in 2015-2016 partially offset by

(b)	$22 million lower overall volumes required
(c)	$10 million lower hydro flows

Operations, Maintenance and Administration

Operations, maintenance and administration costs were $449 million in 2015-2016, a $30 million or 7% increase compared to 2014-2015. The significant changes were:

(a)	$25 million higher costs associated with PLGS unplanned outages, and improvement initiatives
(b)	$24 million higher costs associated with Efficiency NB Merger (offset in miscellaneous revenue), contract amendments, professional services, computer and office equipment and union raises, and LED street light sales (offset in miscellaneous revenue)
partially offset by

(c)	$19 million higher costs associated with storms in 2014-2015

Depreciation and Amortization

Depreciation and amortization costs were $226 million in 2015-2016, a $4 million or 2% decrease compared to 2014-2015. The significant changes were:

(a)	$20 million decrease due to the life extensions at Coleson Cove and Belledune generating stations partially offset by

(b) $16 million increase due to additional outage costs and shortened life of defective nuclear closure plugs

39

Exhibit “99.1” Current Province of New Brunswick Description

Finance Charges Less Investment Income

Finance charges less investment income were $220 million in 2015-16. This represents a $57 million or 35% increase from 2014-2015. The significant changes were:

(a) $57 million increase due to lower realized gains and higher unrealized mark-to-market losses on investment funds due to changes in market conditions partially offset by lower interest expense due to lower interest rates.

Liquidity and Capital Resources

Investing activities were $204 million in 2015-2016. This year-over-year decrease of $78 million or 28% resulted primarily from the following:

(a)	$62 million decreased spending on safety and regulatory projects at Lepreau and Transmission projects
(b)	$47 million withdrawal from nuclear funds
partially offset by

(c)	$30 million increased spending on Generation projects including Mactaquac

Cash Flow from Operating Activities

Cash flow from operating activities in 2015-2016 decreased by $182 million to $183 million. This decrease mainly resulted from higher heavy fuel oil and coal inventory and timing of payables, higher OM&A, and lower gross margin.

Free Cash Inflow

Free cash outflow was $21 million in 2015-2016, compared to free cash inflow of $83 million compared to 2014-2015. The primary reason for the variance was:

(a)	higher heavy fuel oil and coal inventory and timing of payables
(b)	higher OM&A
(c)	lower gross margin
partially offset by

(d)	nuclear investment funds trust withdrawals in 2015-2016 compared to instalments in 2014-2015
(e)	decreased capital expenditures

Total Net Debt

The NB Power’s total net debt decreased by $2 million in 2015-2016 and was mainly due to cash flow from operating activities, nuclear fuel investment fund withdrawals partially offset by capital expenditures.

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2016. (Certain comparative figures have been reclassified to conform to the current year’s presentation)

Selected Output and Sales Data
	2012	2013	2014	2015	2016
System Power Generated and Purchased (In millions of kilowatt hours)
Generated	7,407	7,463	11,985	11,660	10,636
Purchased	9,780	10,595	7,989	8,057	8,655
	17,187	18,058	19,974	19,717	19,291
Less: Station service and losses (transformer and transmission)	923	1,054	1,280	1,162	1,346
Total Energy Available	16,264	17,004	18,694	18,555	17,945

Electric Sales
In-province	12,862	12,885	13,388	13,648	13,090
Out-of-province	3,132	3,725	4,966	4,575	4,533
Total Electric Sales	15,994	16,610	18,354	18,223	17,623

Revenue from Sale of Power (In millions of dollars)
In-province	1,266	1,269	1,328	1,374	1,336
Out-of-province	225	254	391	346	370
Total revenue from sale of power	1,491	1,523	1,719	1,720	1,706
Miscellaneous revenue and transmission	155	82	78	71	85

Total Revenue	1,646	1,605	1,797	1,791	1,791

Number of Customers (direct and indirect)	391,191	394,585	397,588	397,633	399,055
Average Revenue per kilowatt-hour
In-province	9.84¢	9.85¢	9.92¢	10.07¢	10.21¢
Out-of-province	7.18¢	6.82¢	7.87¢	7.56¢	8.16¢

40

Exhibit “99.1” Current Province of New Brunswick Description

The following summary financial information was extracted from the audited consolidated financial statements of NB Power Corporation.

Statement of Financial Position Summary
	As at March 31,
	2015	2016
	(in millions of dollars)
Assets
Current assets	498	469
Property, plant and equipment	4,382	4,237
Other non-current assets	1,248	1,189
Total Assets	6,128	5,895
Regulatory balances Total Assets and Regulatory Balances	1,034 7,162	1,021 6,916
Liabilities and Shareholder’s Equity
Current liabilities	1,746	1,646
Long-term debt	4,025	4,124
Other non-current liabilities	1,055	939
Shareholder equity	336	207
Total Liabilities and Shareholder’s Equity	7,162	6,916
41

Exhibit “99.1” Current Province of New Brunswick Description

Statement of Earnings Summary
	Year Ended march 31,
	2012	2013	2014	2015	2016
	(in millions of dollars)
Revenues
In-province sales of power Out-of-province sales of power Miscellaneous revenue Mark-to-market gain or (loss) on derivatives Transmission revenue Expenses	1,266 225 65 - 90	1,269 254 74 8 -	1,328 391 78 - -	1,374 346 71 - -	1,336 370 85 - -
Total fuel and purchased power Transmission expense Operations, maintenance and administration	(742) (87) (409)	(807) - (449)	(834) - (437)	(825) - (419)	(830) - (449)
Regulatory deferral	175	82	(69)	(17)	(13)
Depreciation and amortization	(217)	(184)	(230)	(230)	(226)
Taxes, other than special payments in lieu of income taxes	(40)	(39)	(36)	(37)	(41)
Finance charges	(117)	(181)	(223)	(327)	(286)
Sinking funds and other investment income	22	38	87	123	67
Mark-to-market of fair value through profit and loss investments	-	-	-	41	(1)
Special payments in lieu of income taxes	(58)	-	-	-	-
Net earnings	173	65	55	100	12

Cash Flow Summary
	Year Ended March 31,
	2012	2013	2014	2015	2016
	(in millions of dollars)

Cash flow from operations	151	102	296	538	477
Change in working capital	53	19	(45)	88	(33)
Other	(13)	(17)	(28)	(261)	(261)
Operating activities	191	104	223	365	183
Investing activities	(264)	(294)	(179)	(282)	(204)
Financing activities	67	185	(42)	(83)	20
Net cash (outflow) inflow	(6)	(5)	2	-	(1)
Cash and short-term investments
Beginning of Year	725	6	1	3	3
End of year	719	1	3	3	2

42

Exhibit “99.1” Current Province of New Brunswick Description

PROVINCE OF NEW BRUNSWICK FUNDED DEBT OUTSTANDING AT MARCH 31, 2015 (in thousands of dollars)
Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Currency Amount	Outstanding Amount CDN	Date Issued	Note
Repayable in United States Dollars:
21 Feb. 2017	5.2	1	GR	500,000.0	584,750.0	Feb. 2007	2, 9
15 June 2018	2.75	1	HD	750,000.0	734,000.0	June 2011	2, 22
15 May 2020	9.75	1	DU	200,000.0	243,485.0	May 1990	2, 10
1 May 2022	8.75	1	EI	200,000.0	227,510.0	May 1992	2, 11
				1,650,000.0	1,789,745.0
43

Exhibit “99.1” Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AS AT 31 MARCH 2016
Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Outstanding Amount CDN (in thousands of dollars)	Date Issued	Note
29 Apr. 2016-31 Mar. 2017	0	1	NBIIF	43,721.4	May 11, Apr. 12	18
21 July 2016	4.7	1	GQ	600,000.0	July 06, Aug. 10	2, 21
28 Apr. 2017-29 Mar. 2018	0	1	NBIIF	29,788.0	May 2012-Mar. 2013	18
27 June 2017	6.75	1	FO	250,000.0	Nov. 1997	2
27 Dec. 2017	6	1	FP	250,000.0	Nov. 1997	2
14 Mar. 2018	4.361	1	GU	120,000.0	Mar. 2008	2
26 Mar. 2018	4.45	1	GV	900,000.0	May 08, Nov. 08, Apr. 09	2, 15
30 Apr. 2018 – 29 Mar. 2019	0	1	NBIIF	56,949.2	May 2013 – Mar. 2014	18
26 Sept 2018	2.15	1	HL	100,000.0	June 2013	2
12 Feb. 2019	Floating	1	HR	250,000.0	Feb. 2106	2, 31
2 Apr. 2019-3 Mar. 2020	5.64-6.82	1	CP	46,892.0	1999-2000	1
30 Apr. 2019 – 31 Mar. 2020	0	1	NBIIF	17,156.2	May 2014 – Apr. 2015	18
3 June 2019	4.40	1	HA	900,000.0	May, June, Sept 09	2, 17
Aug 2019	Floating	1	HP	350,000.0	June 2014	2, 29
30 Apr. 2020	0	1	NBIIF	91.2	May 2015	18
1 Apr. 2020-2 Mar. 2021	6.25-6.76	1	CP	53,014.0	2000-2001	1
2 June 2020	4.50	1	HC	1,365,000.0	2010-2011	2, 20
1 Apr. 2021-1 Mar. 2022	6.26-6.70	1	CP	74,784.4	2001-2002	1
3 Dec 2021	3.35	1	HF	900,000.0	Oct, Nov 11, Feb 12	2, 23
9 May 2021	3.04	1	CP	86,575.0	May 2012	8
4 May 2022	1.550	1	HQ	600,000.0	Feb.-Apr.-Nov. 2015	2, 30
1 Apr. 2022-1 Mar. 2023	5.79-6.51	1	CP	73,185.0	2002-2003	1
2 June 2023	2.85	1	HI	1,000,000.0	Nov 12, Jan-Mar 13	2,25
5 Apr. 2023-1 Mar. 2024	5.37-6.06	1	CP	71,205.0	2003-2004	1
31 Mar. 2024	4.67	1	GP	100,000.0	Mar. 2006	2
3 June 2024	3.65	1	HN	850,000	May 2014	2, 27
10 Apr. 2025-10 May 2025	4.97-5.10	1	CP	19,188.0	2005	1
25 July 2025	3.47	1	HM	200,000.0	June 2013	2
2 Apr. 2024-10 Jan. 2025	5.16-5.83	1	CP	67,087.0	2004-2005	1
27 Dec. 2028	5.65	1	FT	500,000.0	July 98, Feb. 99	2, 3
15 Dec. 2029	5.75-6.29	1	FV	50,000.0	Dec. 1999	4
27 Jan. 2034	5.5	1	GJ	550,000.0	Jan., Nov. 2004	2, 5
19 Mar. 2034	5.15	1	GZ	50,000.0	Mar. 2009	2
26 Sep. 2034	5	1	GW	150,000.0	Sept 2008	2
10 July 2035	4.73	1	CP	50,302.0	2005, 2006-2007	7
26 Sep. 2035	4.65	1	GO	650,000.0	Sept 05, Jan 07	2, 8
26 Mar. 2037	4.55	1	GS	900,000.0	Mar. June. Sep. 07	2, 12
26 Mar. 2037	4.63	1	CP	7,856.0	Apr. 2007	7
12 Nov. 2037-1 Dec. 20138	3.94-3.96	1	CP	79,432.0	Mar 2014	7
26 Sept. 2039	4.8	1	GT	1,200,000.0	2007 – 2010	2, 14
2 June 2039- 1 Mar 2040	4.76-5.13	1	CP	64,307.0	2009-2010	7
5 Apr 2040-3 Dec 2040	4.51-4.96	1	CP	40,360.0	2010	7
3 June 2041	4.80	1	HB	1,175,000	2010-2014	2, 19
10 July 2041	4.4	1	CP	58,458.0	July 2011	7
10 July 2042	3.53	1	CP	41,673.0	July 2012	7
3 June 2043	3.55	1	HH	1,200,000	Jun 12,May-Oct 13, Jan14	2, 16
14 Aug 2045	3.8	1	HO	1,250,000	July – Dec. 2015	2, 28
3 June 2055	3.55	1	HG	315,000.0	Jan, Dec. 2012	2, 24
3 June 2065	3.55	1	HK	225,000.0	Mar. 2013	2

Total Canadian Outstanding				17,932,024.4
Total Amount Outstanding				19,582,024.4

44

Exhibit “99.1” Current Province of New Brunswick Description

Notes to Funded Debt Outstanding

(1)	Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable. Twenty year bonds redeemable in whole, or in part prior to maturity on not less than 30 days’ notice.

(2)	Non-callable.

(3)	In February 1999, the Province issued an additional $250 million of its Series FT debentures.

(4)	Puttable at par on 15 December 2007 at the option of the note holder with 10 calendar days’ notice. The interest rate is 5.75% to 15 December 2007. After this date, until maturity, the interest rate is 6.29%.

(5)	In November 2004, the Province issued an additional $250 million of its Series GJ debentures.

(6)	In January 2006, the Province issued an additional $300 million of its Series GN debentures.

(7)	Issued to the Canada Pension Plan Investment Board, non negotiable or transferable. Assignable only to a wholly-owned subsidiary of the CPP Investment Board. Thirty year or less bonds redeemable in whole or in part prior to maturity on not less than six days’ notice.

(8)	In January 2007, the Province issued an additional $400 million of its Series GO debentures.

(9)	Canadian $584,750.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series GR 5.20% $500 million US due 21 February 2017. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(10)	Canadian $48,920.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $50 million of Series DU due 15 May 2020. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(11)	Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $100 million of Series EI due 1 May 2022. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(12)	The Province issued an additional $300 million in June 2007 and $300 million in September 2007 of its Series GS debentures.

(13)	Canadian $321,390.7 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of Suisse Francs $300 million of Series GY 2.875 % due 4 Mar 2016. Interest is payable annually in Canadian dollars at a fixed rate.

(14)	The Province issued an additional $300 million in May 2008, $300 million in April 2009 and $300 million in March 2010, of its Series GT debentures.

(15)	The Province issued an additional $300 million in November 2008 and $300 million in April 2009, of its Series GV debentures.

(16)	The Province issued an additional $300 million in May 2013, $300 million in October 2013 and $300 million January 2014 of its Series HH debentures.

(17)	The Province issued an additional $300 million in June 2009 and $300 million in September 2009 of its Series HA debentures.

(18)	Issued to the New Brunswick Immigrant Investor Fund (2009) Ltd, non-negotiable or transferable.

(19)	The Province issued an additional $300 million in April 2010, $300 million in February 2011 and $100 million in February 2012 and $175 million December 2014 of its Series HB debentures.

45

Exhibit “99.1” Current Province of New Brunswick Description
(20)	The Province issued an additional $500 million in May 2010, $300 million in December 2010 and $165 million in February 2011 of its Series HC debentures.

(21)	In August 2010, the Province issued an additional $300 million of its Series GQ debentures.

(22)	Canadian $734,000,000 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series HD 2.75% $750 million US dollars due 15 June 2018. Interest is payable semi-annually in Canadian dollars at a fixed rate.

(23)	The Province issued an additional $300 million in November 2011 and $300 million in February 2012 of its Series HF debentures.

(24)	The Province issued an additional $65 million in January 2012 and $150 million in December 2012 of its Series HG debentures.

(25)	The Province issued an additional $300 million in January 2013 and $300 million in March 2013 of its Series HI debentures.

(26)	Interest is payable quarterly in Canadian dollars at a floating rate.

(27)	The Province issued an additional $300 million in May 2014 and $150 million in July 2015 of its series HN.

(28)	In December 2014, the Province issued an additional $300 million, $400 million in July 2015 and $250 million in December 2015 of its Series HO which was issued in June 2014.

(29)	Canadian $350,000.0 represents the amount payable under an interest rate swap agreement with a counterparty of its Series HP. Interest is payable monthly in Canadian dollars at a floating rate.

(30)	The Province issued an additional $100 million in April 2014 and $400 million in November 2015 of its Series HQ debentures.

(31)	Canadian $250,000.0 represents the amount payable under an interest rate swap agreement with a counterparty of its Series HR. Interest is payable quarterly in Canadian dollars at a floating rate.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2011 through 2015.

Average of Noon Spot Rates	2011	2012	2013	2014	2015
U.S. Dollar	0.9891	0.9996	1.0299	1.1045	1.2787

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities. The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.

46